Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AMERICAN WATER WORKS COMPANY, INC.,

ALPHA MERGER SUB, INC.

and

ESSENTIAL UTILITIES, INC.

Dated as of October 26, 2025

i

EXHIBITS

Exhibit A – Form of Articles of Incorporation of the Surviving Corporation

Exhibit B – Form of Bylaws of the Surviving Corporation

Exhibit C – Post-Closing Governance Matters

Exhibit D – Post-Closing Executive Officer Matters

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2025 (this “Agreement”), is by and among American Water Works Company, Inc., a Delaware corporation (“Parent”), Alpha Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Essential Utilities, Inc., a Pennsylvania corporation (the “Company” and, together with Parent and Merger Sub, the “Parties” and each, a “Party”).

WITNESSETH:

WHEREAS, the Parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) determining that it is advisable, fair to and in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), (b) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (c) directing that this Agreement be submitted to a vote of the Company’s shareholders entitled to vote thereon at a duly held meeting of the Company’s shareholders for such purpose (the “Company Shareholder Meeting”) and (d) recommending that the Company’s shareholders adopt and approve this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, by the affirmative vote of all directors present, adopted resolutions (a) determining that the Transactions, including the Merger and the Parent Common Stock Issuance, are advisable, fair to and in the best interests of Parent and its stockholders, (b) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (c) directing that the Parent Common Stock Issuance be submitted to Parent’s stockholders for approval and (d) recommending that Parent’s stockholders approve the Parent Common Stock Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement and the Transactions, including the Merger, and Parent has executed and not revoked or withdrawn a shareholder consent which adopts and approves this Agreement and the Transactions, including the Merger, as the sole shareholder of Merger Sub;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (the “PBCL”), the Pennsylvania Entity Transactions Law (the “PETL”) and the other applicable parts of the Pennsylvania Associations Code (together with the PBCL and the PETL, the “Pennsylvania Entity Laws”), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue its existence under the Pennsylvania Entity Laws as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. Unless this Agreement has been terminated in accordance with Section 7.1, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Eastern Time on a date no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted under applicable Law) of all of the conditions to the Closing set forth in Article VI (except for those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), unless another time, date or place is mutually agreed to in writing by the Company and Parent. The Closing shall be effected remotely via telecommunication and, to the maximum extent practical, the digital exchange of documents and instruments. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Company and Merger Sub shall file a statement of merger providing for the Merger (the “Statement of Merger”), in each case in a form mutually agreed upon by Parent and the Company (acting reasonably), executed in accordance with, and containing such information as is required by, the relevant provisions of the Pennsylvania Entity Laws, with the Department of State of the Commonwealth of Pennsylvania (the “Pennsylvania DOS”). The Merger shall become effective at the time and on the date the Statement of Merger is duly filed with and accepted by the Pennsylvania DOS, or at such later time as is agreed by the Parties and specified in the Statement of Merger in accordance with the relevant provisions of the Pennsylvania Entity Laws (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Pennsylvania Entity Laws. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all as provided under the Pennsylvania Entity Laws.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) Articles of Incorporation. As of the Effective Time, by virtue of the Merger and without any action by any Party or any other Person, the articles of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form set forth on Exhibit A (with, to the fullest extent permitted by applicable Law, such changes as Parent and the Company may agree in writing prior to the Effective Time), and as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. The Parties shall take all necessary action such that, as of the Effective Time, the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form set forth on Exhibit B (with, to the fullest extent permitted by applicable Law, such changes as Parent and the Company may agree in writing prior to the Effective Time), and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) Directors. The Parties shall take all necessary action such that, as of the Effective Time, the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) Officers. The Parties shall take all necessary action such that, as of the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or qualified or appointed, as the case may be.

Section 1.7 Organizational Documents of Parent.

(a) Certificate of Incorporation. The certificate of incorporation of Parent in effect immediately prior to the Effective Time shall remain in effect and not be amended, restated, supplemented or otherwise modified as a result of the Merger or the other Transactions, until thereafter amended as provided therein or by applicable Law.

(b) Bylaws. The bylaws of Parent in effect immediately prior to the Effective Time shall remain in effect and not be amended, restated, supplemented or otherwise modified as a result of the Merger or the other Transactions, until thereafter amended as provided therein or by applicable Law.

Section 1.8 Directors and Officers of Parent.

(a) Directors. Prior to the Effective Time, Parent shall take all necessary action to implement the Parent Board, Parent Board committee and other related matters set forth in Exhibit C, in each case, in accordance with the provisions of Exhibit C.

(b) Officers. Unless otherwise mutually agreed in writing by Parent and the Company after the date of this Agreement:

(i) the chief executive officer of Parent as of immediately prior to the Effective Time (the “Parent CEO”); and

(ii) the individuals serving in executive vice president and senior executive positions of Parent who report to the Parent CEO as of immediately prior to the Effective Time,

in the case of (i) and (ii), shall continue in such positions as of the Effective Time until the earlier of such individual’s resignation or removal or until their respective successors are duly elected or qualified or appointed, as the case may be. Parent shall take all necessary action such that, as of the Effective Time, the individuals set forth on Exhibit D shall hold senior executive-level positions of Parent as of the Effective Time, in accordance with the provisions of Exhibit D.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person:

(a) Conversion of Company Common Stock. Subject to Sections 2.1(b), 2.1(d) and 2.3, each share of common stock, par value $0.50 per share, of the Company issued and outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock”), other than any Canceled Shares, shall thereupon be converted automatically into and shall thereafter represent the right to receive 0.305 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock,” and such per-share amount, the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.2(b).

(b) Cancellation of Shares of Common Stock. Each share of Company Common Stock that is owned by Parent or Merger Sub, if any, immediately prior to the Effective Time or owned by the Company as treasury stock, if any, immediately prior to the Effective Time (in each case, other than the Company Restricted Shares) (the “Canceled Shares”) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation.

(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Fractional Shares.

(i) No fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a). In lieu of receiving any such fractional share interests, each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of shares of Company Common Stock pursuant to Section 2.2(b) (such excess being herein called the “Excess Shares”). The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of shares of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at the then-prevailing prices on the New York Stock Exchange (the “NYSE”) in the manner provided in the following paragraph.

(ii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent reasonably practicable. Until the net proceeds of such sale or sales have been distributed to the holders of shares of Company Common Stock, the Exchange Agent shall hold such net proceeds in trust for the holders of shares of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust (after the sale of all Excess Shares) by a fraction, the numerator of which is the amount of the fractional shares to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional shares to which all holders of shares of Company Common Stock would otherwise be entitled.

(iii) As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 2.2.

(e) Adjustments to the Exchange Ratio. If at any time during the period between the date of this Agreement and the Effective Time the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any other similar event, other than pursuant to the Transactions, then the Exchange Ratio, the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock and Parent Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1(e) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.2 Exchange of Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an exchange agreement with the transfer agent of Parent or such other exchange agent determined by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the shares of Company Common Stock, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) (or appropriate alternative arrangements shall be made by Parent if the shares of Parent Common Stock issuable will be uncertificated). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(c). All certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 2.2(c) and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(d)) are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fourth (4th) Business Day following the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of shares of Company Common Stock represented by certificates as of the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the shares of Company Common Stock shall pass, only upon delivery of the shares of Company Common Stock to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company) and (ii) instructions for use in effecting the surrender of the shares of Company Common Stock in exchange for certificates representing whole shares of Parent Common Stock (or appropriate alternative arrangements made by Parent if uncertificated shares of Parent Common Stock will be issued), cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c). Exchange of any shares of Company Common Stock held in book-entry form shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities held in book-entry form. Notwithstanding anything to the contrary in this Agreement, no holders of shares of Company Common Stock held in book-entry form shall be required to deliver a share certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration in respect of such book-entry shares. Upon (A) in the case of shares of Company Common Stock represented by certificates, surrender of shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and (B) in the case of shares of Company Common Stock held in book-entry form, receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of such book-entry shares shall be deemed to have surrendered such book-entry shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), in each case together with such other customary documents as may reasonably be required by the Exchange Agent or Parent, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book-entry form), payment by cash or check in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.2(c), and the shares of Company Common Stock so surrendered shall forthwith be canceled. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered share of Company Common Stock is registered, it shall be a condition to the registration thereof that the surrendered share of Company Common Stock be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration pay any and all transfer and other similar Taxes required to be paid as a result of such registration in the name of a Person other than the registered holder of such share of Company Common Stock or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.2(b), each share of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on or with respect to the Merger Consideration or on or with respect to any amount payable pursuant to Section 2.1(d) or Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered share of Company Common Stock with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.1(d), until such share of Company Common Stock has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such share of Company Common Stock, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Parent Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Withholdings. Each of the Parties, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld), from any consideration payable or otherwise deliverable under this Agreement to any holder of record of a share of Company Common Stock immediately prior to the Effective Time or any other Person who is entitled to receive the Merger Consideration pursuant to this Article II, such amounts as are required to be withheld or deducted under the Code or any applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) to whom such amounts would otherwise have been paid.

(e) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. All shares of Parent Common Stock issued upon the surrender or exchange of shares of Company Common Stock in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock. After the Effective Time, the stock transfer books of the Company shall be closed with respect to the shares of Company Common Stock that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Common Stock for one (1) year after the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of such holder’s claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.2(c).

(g) No Liability; Unclaimed Property. Notwithstanding anything in this Agreement to the contrary, none of the Parties, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of shares of Company Common Stock for any portion of the Merger Consideration (or any portion of the Common Shares Trust or any dividends or distributions to which such holders are entitled pursuant to Section 2.2(c)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement to the contrary, any portion of the Merger Consideration (and any associated dividends or distributions to which such holders are entitled pursuant to Section 2.2(c)) that remains unclaimed as of immediately prior to the date on which any portion of such property would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost Certificates. If any certificate representing a share of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate (i) the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, (ii) any cash in lieu of fractional shares of Company Common Stock to which such holders are entitled pursuant to Section 2.1(d) and (iii) any unpaid dividends and distributions to which such holders are entitled pursuant to Section 2.2(c) as the case may be, deliverable in respect thereof pursuant to this Agreement.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund, as directed by Parent, on a daily basis; provided that no gain or loss thereon shall affect the amounts payable to the holders of shares of Company Common Stock pursuant to the other provisions of this Article II, and such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. To the extent that there are any losses with respect to any investments of the funds deposited with the Exchange Agent, or the funds shall for any other reason not be sufficient for the Exchange Agent to make prompt payment of any amounts contemplated to be paid pursuant to this Article II, Parent shall promptly reimburse any such loss or otherwise provide additional funds so as to ensure that the funds are at all times maintained at a level sufficient for the Exchange Agent to make such payments contemplated by this Article II.

Section 2.3 Equity Awards.

(a) Conversion of Company Equity Awards. At the Effective Time, by virtue of the Merger and actions taken by the Company Board or a duly authorized committee thereof, each Company Equity Award outstanding as of immediately prior to the Effective Time shall be treated as follows, automatically and without any required action on the part of the recipient or holder thereof:

(i) Each Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into an option (each, as so converted and adjusted as follows, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option, including any “double trigger” vesting protections (except that, for any Company Stock Option subject to performance-based conditions, the vesting of the corresponding Adjusted Option will no longer be subject to achievement of the applicable performance goals), a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option and (B) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (1) the aggregate exercise price for the shares of Company Common Stock subject to such Company Stock Option by (2) the Exchange Ratio.

(ii) Each award of Company Restricted Shares that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into, on the same terms and conditions as were applicable under such Company Restricted Shares, including any “double trigger” vesting protections, a number of restricted shares of Parent Common Stock (as so converted and adjusted as follows, the “Adjusted Restricted Shares”) equal to the product of (A) the total number of shares of Company Common Stock subject to such award of Company Restricted Shares and (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share of restricted Parent Common Stock.

(iii) Each Company RSU Award and each Company Performance Share Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed and converted into a restricted stock unit award in respect of a number of shares of Parent Common Stock (each, as so converted and adjusted as follows, an “Adjusted RSU Award”) equal to the product obtained by multiplying (A) the total number of shares of Company Common Stock subject to the Company RSU Award or Company Performance Share Award, as applicable, as of immediately prior to the Effective Time by (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. For purposes of the immediately preceding sentence, the number of shares of Company Common Stock subject to each Company Performance Share Award as of immediately prior to the Effective Time shall be determined based on (1) for each outstanding Company Performance Share Award for which the applicable performance period is ongoing as of the Closing Date, the greater of (x) the number of shares of Company Common Stock subject to such Company Performance Share Award based on the attainment of the applicable performance goals from the beginning of the appliable performance period through the Closing Date or (y) the target number of shares of Company Common Stock subject to such Company Performance Share Award, or (2) for each outstanding Company Performance Share Award for which the applicable performance period is completed as of the Closing Date, the number of shares of Company Common Stock subject to such Company Performance Share Award based on the attainment of the applicable performance goals as of the end of the applicable performance period. Each Adjusted RSU Award shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU Award or Company Performance Share Award (including any “double trigger” vesting protections), as applicable, under the Company Stock Plan and the applicable award agreement, including vesting terms, except that any Adjusted RSU Award corresponding to a Company Performance Share Award shall no longer be subject to any performance-based vesting conditions.

(b) Company ESPP. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company ESPP to (i) cause the offering period (as defined in the Company ESPP) ongoing as of the date of this Agreement to be the final offering period under the Company ESPP and the options under the Company ESPP to be exercised on the earlier of (A) the scheduled purchase date for such offering period and (B) the date that is ten (10) Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares of Company Common Stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the Company ESPP as of the date of this Agreement from commencing participation in the Company ESPP following the date of this Agreement, (iii) prohibit any individual who is participating in the Company ESPP as of the date of this Agreement from increasing their payroll deferrals under the Company ESPP following the date of this Agreement and (iv) terminate the Company ESPP as of, and subject to, the Effective Time.

(c) Termination of Company DRIP. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company DRIP, to (i) terminate the Company DRIP effective as of the Effective Time and (ii) ensure that no purchase or other rights under the Company DRIP enable the holder of such rights to acquire any Parent Equity Securities as a result of such purchase or the exercise of such rights after the Effective Time.

(d) Company 401(k) Plan Stock Fund. Prior to the Effective Time, the Company Board or a duly authorized committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices, as applicable, shall be reasonably satisfactory to Parent) with respect to the Company 401(k) Plan to prohibit any future investments in Corporation Stock (as defined in the Company 401(k) Plan) and to prohibit any future investments in “employer securities” (as defined in Section 407(d)(1) of ERISA), under the Company 401(k) Plan, effective as of immediately prior to the Effective Time (conditioned on the occurrence of the Effective Time) or prior thereto.

(e) Resolutions Adopting Company Board or Committee Actions. Prior to the Effective Time, the Company Board shall adopt resolutions and the Company shall take all other actions as are necessary or appropriate to effectuate the foregoing provisions of this Section 2.3. The adjustments provided in Section 2.3(a)(i) with respect to any Company Equity Awards to which Section 409A or 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively. As soon as practicable following the Effective Time, Parent shall deliver to the holders of Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards appropriate notices evidencing the grants of such Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards, which notices shall provide, among other things, that such Adjusted Options, Adjusted Restricted Shares and Adjusted RSU Awards (and the applicable award agreements between the Company and each holder governing the corresponding Company Equity Awards) have been assumed by Parent and shall continue in effect on the same terms and conditions following the Effective Time (subject to the adjustments required by Section 2.3(a) and giving effect to any other terms and conditions applicable to the corresponding Company Equity Awards resulting from the Transactions).

(f) Form S-8. As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering shares of Parent Common Stock subject to issuance upon the exercise of the Adjusted Options, Adjusted Restricted Shares, and Adjusted RSU Awards in respect of Parent Common Stock issuable in accordance with Section 2.3(a). The Surviving Corporation shall cooperate with, and assist Parent in the preparation of, such registration statement. Parent shall keep such registration statement effective (and maintain the current status of the prospectus required thereby) for so long as any Adjusted Options, Adjusted Restricted Shares, and Adjusted RSU Awards in respect of Parent Common Stock remain outstanding.

Section 2.4 No Dissenters’ or Appraisal Rights. Pursuant to Section 1571(b)(1) of the PBCL, no dissenters’ or appraisal rights shall be available to any holder of Company Common Stock with respect to the Merger or any of the other Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and any other disclosures or statements that are predictive or forward-looking in nature) where it is reasonably apparent on its face that such disclosure is applicable to any representation or warranty or (b) subject to Section 8.8, as set forth in the corresponding section of the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification; Organization; Subsidiaries.

(a) The Company is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania.

(b) Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of the articles of incorporation of the Company, as in effect as of the date of this Agreement (the “Company Charter”), and the bylaws of the Company, as in effect as of the date of this Agreement (together with the Company Charter, the “Company Organizational Documents”) and has made available to Parent true and complete copies of the Organizational Documents of each “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of the Company, as in effect as of the date of this Agreement (other than those set forth in Section 3.1(c) of the Company Disclosure Schedule).

(d) Section 3.1(d) of the Company Disclosure Schedule lists each Company Subsidiary and its jurisdiction of organization or formation. All of the outstanding shares of capital stock, voting securities or other equity interests of each Company Subsidiary have been validly issued and are fully paid and nonassessable, as applicable. All of the outstanding shares of capital stock, voting securities and other equity interests of each Company Subsidiary are owned by (i) the Company, (ii) one or more Company Subsidiaries or (iii) the Company and one or more Company Subsidiaries, in each case, free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind or nature (collectively, “Liens”). Except for the capital stock, voting securities and other equity interests of the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock, voting securities or other equity interests in any other Person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies, and there are no Joint Ventures of the Company.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 1,770,819 shares of preferred stock, par value $1.00 per share, of the Company (the “Company Preferred Stock”). As of the close of business on October 20, 2025 (the “Capitalization Date”), (i) (A) 282,975,137 shares of Company Common Stock were issued and outstanding, which includes no Company Restricted Shares outstanding as of such date, and (B) 3,427,257 shares of Company Common Stock were held in the Company’s treasury, (ii) Company Stock Options to purchase 1,079,266 shares of Company Common Stock (of which 794,059 Company Stock Options were exercisable) were outstanding with a weighted average exercise price of $36.60, (iii) Company RSU Awards covering 301,181 shares of Company Common Stock were outstanding, (iv) Company Performance Share Awards covering 524,467 shares of Company Common Stock were outstanding (based on target performance), (v) 2,534,432 shares of Company Common Stock were reserved and available for issuance under the Company Stock Plan, (vi) 960,299 shares of Company Common Stock were reserved and available for issuance under the Company ESPP, (vii) 3,177,820 shares of Company Common Stock were reserved for issuance under the Company DRIP and (viii) no shares of Company Preferred Stock were issued or outstanding. All shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right and all shares of Company Common Stock reserved for issuance as noted in this Section 3.2(a), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No shares of Company Common Stock are held by any Company Subsidiary. Except as set forth in this Section 3.2(a), at the close of business on the Business Day immediately preceding the date of this Agreement, no shares of capital stock, voting securities or other equity interests of the Company were issued, reserved for issuance or outstanding.

(b) Except as set forth in Section 3.2(a), as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (ii) any subscriptions, options, warrants, calls, derivative contract, forward contract or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (the foregoing clauses (i) and (ii), collectively, “Company Equity Securities”).

(c) There is no outstanding Indebtedness of the Company or any Company Subsidiary, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any Company Equity Securities.

(e) The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plan and the form award agreements evidencing grants of Company Stock Options, Company Restricted Shares, Company Performance Share Awards and Company RSU Awards (collectively, “Company Equity Awards”). There have been no repricing of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Company Stock Options were granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Options.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth a schedule of all outstanding Company Equity Awards as of the Capitalization Date, including, for each award, as applicable, the holder, type of award (including, in the case of options, whether or not an “incentive stock option” within the meaning of Section 422 of the Code), the number of shares of Company Common Stock subject to the award, vesting schedule and portion vested, settlement date (including pursuant to any deferral election), per share exercise price and expiration date.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its covenants and agreements hereunder and, assuming that the representations and warranties of Parent contained in Section 4.15 are true and correct, to consummate the Transactions, including the Merger, subject, in the case of the Merger, to the Company Shareholder Approval. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the Merger or the consummation of the Transactions. The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that it is advisable, fair to and in the best interests of the Company and its shareholders to enter into this Agreement and to consummate the Transactions, including the Merger, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to a vote of the Company’s shareholders entitled to vote thereon at the Company Shareholder Meeting and (iv) recommending that the Company’s shareholders adopt and approve this Agreement (the “Company Board Recommendation”) at the Company Shareholder Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; provided that such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

(b) Except for (i) such Consents or Filings as may be required under (A) the provisions of the Pennsylvania Entity Laws, (B) the Exchange Act, (C) the Securities Act, (D) the rules and regulations of the NYSE, (E) the HSR Act and (F) the rules and regulations of the Applicable PSCs (such Consents or Filings referred to in clause (F), collectively, the “Company Regulatory Approvals”), and (ii) pre-approvals of license transfers by the FCC, and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of (each, a “Consent”), or registration, declaration, notice, submission or filing (each, a “Filing”) made to or with any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Transactions by the Company, except for such Consents or Filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in clauses (i) and (ii) of Section 3.3(b), the execution and delivery by the Company of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, payment or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any Company Subsidiary or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, the charges or claims of payment for which are not yet due or payable, or that are being contested in good faith and for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of the Company or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of the Company or any Company Subsidiary are conducted as of the date hereof (each of the foregoing (A) through (E), a “Company Permitted Lien”), upon any of the properties or assets of the Company or any Company Subsidiary, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or the Organizational Documents of any Company Subsidiary or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, payment, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2023, the Company has furnished or filed on a timely basis all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC under the Exchange Act or the Securities Act (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Joint Proxy Statement, being collectively referred to as the “Company SEC Documents”). None of the Company Subsidiaries is or has been required to make or makes any filings with the SEC under the Exchange Act or the Securities Act. Each Company SEC Document (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and the listing standards and corporate governance rules and regulations of the NYSE and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Document, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or investigation. As of the date hereof, the Company is in compliance in all material respects with all current listing standards of the NYSE.

(b) Each of the consolidated financial statements of the Company (including any related notes) contained or incorporated by reference in the Company SEC Documents (the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto), (iii) fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto) and (iv) was prepared from, and in accordance with, the books and records of the Company and the Company Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the Company Financial Statements. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since January 1, 2023 has maintained, a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. The Company maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are sufficient to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed in writing, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. There is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. Since January 1, 2023, no executive officer of the Company has failed in any respect to make the certifications required of such executive officer under Section 302 or Section 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company Financial Statements or other Company SEC Documents.

(e) Since January 1, 2023, (i) none of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any director or officer of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary and (ii) to the Knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the chief executive officer of the Company or the general counsel of the Company.

(f) Except (i) as reflected or reserved against in the Company’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Company SEC Documents filed prior to the date hereof, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice after the date of such balance sheet and (iii) liabilities incurred in connection with the Merger or any of the other Transactions or agreements contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Absence of Certain Changes or Events.

(a) Since January 1, 2025 through the date of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2025 through the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice in all material respects, except in connection with the Transactions.

Section 3.6 Litigation. Neither the Company nor any Company Subsidiary is party to, and there is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary, or any of their current or former directors or executive officers that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company, any Company Subsidiary, any of their respective properties or assets, or any of their current or former directors or executive officers, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information provided or to be provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Company’s shareholders or Parent’s stockholders or at the time of the Company Shareholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. The Joint Proxy Statement (other than the portion thereof relating solely to the Parent Stockholder Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.7, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.8 Compliance with Law; Permits.

(a) Except for matters that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (i) the Company and the Company Subsidiaries are in compliance with all applicable Laws and all Permits applicable to the business and operations of the Company and the Company Subsidiaries, (ii) the Company and each Company Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted and (iii) all Permits of the Company and the Company Subsidiaries are valid and in full force and effect. None of the Company, the Company Subsidiaries or, to the Knowledge of the Company, their respective Representatives (A) is a Sanctioned Person, (B) is a Person that is owned or controlled by a Sanctioned Person, (C) is located, organized or resident in a Sanctioned Jurisdiction or (D) has or is now, in connection with the business of the Company or the Company Subsidiaries, engaged in any dealings or transactions (1) with any Sanctioned Person, (2) in any Sanctioned Jurisdiction or (3) otherwise in material violation of Sanctions.

(b) Since January 1, 2020, the Company, the Company Subsidiaries, and their respective directors, officers, employees, and, to the Knowledge of the Company, their Representatives have complied with applicable Anti-Corruption Laws. Neither the Company, the Company Subsidiaries, nor their directors, officers, employees, or, to the Knowledge of the Company, any Representative has, directly or indirectly, since January 1, 2020 given, offered, promised, or authorized the giving of any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) in violation of any applicable Anti-Corruption Law. The Company has not (i) received written or oral notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Corruption Law or (ii) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened action or investigation related to any actual or potential violation of Anti-Corruption Laws. The Company has implemented and maintains policies and procedures reasonably designed to ensure compliance by its directors, officers, employees, and Representatives with applicable Anti-Corruption Laws.

(c) Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of the matters referenced in Section 3.4, or in respect of Tax, employee benefits, labor or compliance with Environmental Laws.

Section 3.9 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each of the Company and each of the Company Subsidiaries has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it, and all such Tax Returns were true, correct and complete, (ii) timely paid in full or caused to be paid in full to the appropriate Governmental Entity all Taxes required to be paid by it (whether or not shown as due on such Tax Returns), (iii) established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) not received any written notice of any deficiencies for any Tax of the Company or any of the Company Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Company SEC Documents.

(b) Neither the Company nor any Company Subsidiary is the subject of any currently ongoing examination, audit, litigation or other proceeding with respect to Taxes, nor has any examination, audit, litigation or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any examination, audit, litigation or other proceeding with respect to Taxes have been paid in full or are being contested in good faith and adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than Company Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns or paid taxes of a particular type that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction, or is required to file Tax Returns or pay Taxes of such type in such jurisdiction.

(c) Neither the Company nor any Company Subsidiary (i) has ever been a member of any affiliated, combined, unitary or other similar group (other than any such group the common parent of which is the Company or any Company Subsidiary), (ii) is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement exclusively between or among the Company and the Company Subsidiaries), except for customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, or (iii) has any liability for any Taxes of any Person (other than the Company or any Company Subsidiary) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any analogous or similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by contract (other than pursuant to customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or otherwise by operation of Law.

(d) The Company and the Company Subsidiaries (A) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over, or set aside in accounts for such purpose, any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (B) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(e) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury regulations promulgated under the Code (or any analogous or similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any Company Subsidiary (i) has filed or agreed to any extension of time within which to file any Tax Returns that have not been filed, except for automatic extensions of time to file income Tax Returns entered into in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) is party to or bound by any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Tax Law) or any private letter rulings, technical advice memoranda or similar agreement or rulings by or with any taxing authority.

(h) Neither the Company nor any Company Subsidiary has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1) of the Code.

(i) It is agreed and understood that no representation or warranty is made by the Company in respect of Tax matters in any Section of this Agreement other than Section 3.4, this Section 3.9 and Section 3.10.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent copies of such Company Benefit Plan and all amendments thereto and, if applicable, (i) any related trust, funding agreements or insurance policies, (ii) summary plan description and summaries of material modifications, (iii) the most recent IRS determination letter or foreign equivalent issued by a Governmental Entity, as may be applicable, (iv) actuarial reports and financial statements for the most recently completed fiscal year, (v) the most recent annual report (Form 5500) and all applicable schedules thereto or foreign equivalent and (vi) all material, non-routine documents and correspondence relating thereto received from or provided to any Governmental Entity during the past year.

(b) Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to the Company’s Knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Company Benefit Plan. Since January 1, 2023, there have not been any actions pending against or involving or, to the Company’s Knowledge, threatened against or threatened to involve any Company Benefit Plan (other than routine claims for benefits). No events have occurred with respect to any Company Benefit Plan that has resulted in, or to the Company’s Knowledge, would reasonably be expected to result in, the assessment of any material excise Taxes or penalties against the Company. All contributions, premiums and payments that are due to have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law have been made.

(c) The Company does not sponsor, contribute to, have an obligation to contribute to or have any liability, and has not since January 1, 2019, sponsored, contributed to, had an obligation to contribute to or had any liability with respect to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a multiple employer plan subject to Section 4063 or 4064 of ERISA, (iii) a plan subject to Section

302 of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither the Company nor any Company Subsidiary contributes to a “multiemployer plan” (as defined in Section 3(37) of ERISA). Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by the Company or any Company Subsidiary that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to the Company or any Company Subsidiary under Title IV of ERISA.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, the consummation of the Transactions will not (i) entitle any current or former employee, director, consultant or other individual service provider of the Company or any Company Subsidiary to any compensation or benefits (including severance, retention or change in control pay, unemployment compensation or any other payment), (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director or (iii) limit or restrict the right of the Company and, after the consummation of the Transactions, Parent or the Surviving Corporation, to merge, amend or terminate any Company Benefit Plans.

(e) There are no material pending or, to the Company’s Knowledge, threatened Claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Company Benefit Plans or otherwise involving any Company Benefit Plan.

(f) Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) The Company has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, consultant or other individual service provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(h) No Company Benefit Plan provides any benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (i) health continuation coverage pursuant to Section 4980B of the Code, (ii) coverage mandated solely by applicable Law or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(i) Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, in all material respects, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

Section 3.11 Employment and Labor Matters.

(a) (i) To the Knowledge of the Company, since January 1, 2023, no labor union, labor organization, employee association, or works council (each, a “Union”) has attempted to organize employees at the Company or any Company Subsidiary or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any employees of the Company or any Company Subsidiary (“Company Employees”), (ii) since January 1, 2023, there have been no actual or, to the Knowledge of the Company, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees, causing significant disruption to the operations of a Company facility, or (C) other form of Union disruption at the Company or any Company Subsidiary, (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened with respect to Company Employees and (iv) neither the Company nor any Company Subsidiary are required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Union or similar foreign labor organization, in connection with the execution of this Agreement or the Transactions.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any Company Subsidiary has any liabilities under the Worker Adjustment and Retraining Notification Act (“WARN Act”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (i) no Governmental Entity has initiated or, to the Knowledge of the Company, threatened to initiate, any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to the Company or the Company Subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to the Knowledge of the Company, threatened to issue any significant citation, order, judgment, fine or decree against the Company or any of the Company Subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

(d) To the Knowledge of the Company, no Company Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to the Company or any Company Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) Since January 1, 2023, neither the Company nor any Company Subsidiary is or has been party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or the Company Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Subsidiary at the level of Senior Vice President or above. To the Knowledge of the Company, since January 1, 2023, no allegations of harassment or discrimination of any kind have been made against (i) any officer of the Company or any Company Subsidiary or (ii) an employee of the Company or any Company Subsidiary at a level of Senior Vice President or above.

Section 3.12 Environmental Laws and Regulations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) there is no pending or, to the Knowledge of the Company, threatened claim, lawsuit, or administrative proceeding against the Company or any Company Subsidiary, under or pursuant to any Environmental Law, and neither the Company nor any Company Subsidiary has received notice from any Person, including any Governmental Entity, alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii) the Company and the Company Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii) the Company and the Company Subsidiaries have all material permits, licenses, authorizations and any other approvals required for the ownership operation of the businesses and their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the Knowledge of the Company, there is no actual or threatened proceeding to revoke, modify or terminate such permits, licenses, authorizations and approvals;

(iv) there has been no release of Hazardous Materials at any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by the Company or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to the Company or any Company Subsidiary under any Environmental Laws or (B) would require reporting, investigation, remediation, or other corrective or response action by the Company or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by the Company or any Subsidiary;

(v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the Knowledge of the Company, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person; and

(vi) this Agreement and the Transactions will not trigger, or otherwise be subject to, any Environmental Law requiring the investigation or remediation of environmental conditions at any property currently owned or leased by the Company or any of the Company Subsidiaries as a result of such transactions, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and all implementing rules and regulations, and neither the Company nor any Company Subsidiary has any unresolved obligations under any such Environmental Laws.

(b) The Company has delivered or otherwise made available for inspection to Parent (including through documents or discussions) information reasonably describing any (i) material unresolved liabilities under Environmental Law, (ii) Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of the Company Subsidiaries that would be reasonably likely to form the basis of any material claim against the Company or any of the Company Subsidiaries under Environmental Law or (iii) material non-compliance with Environmental Laws by the Company or any of the Company Subsidiaries.

Section 3.13 Insurance. Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined in good faith to be prudent and consistent with industry practice, and the Company and the Company Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof and (b) all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any Company Subsidiary (“Company Insurance Policies”) are in full force and effect, all premiums due with respect to all Company Insurance Policies have been paid and neither the Company nor any Company Subsidiary has received any written notice of cancellation, invalidation or non-renewal of any Company Insurance Policy. The Company has made available to Parent a summary of the Company Insurance Policies.

Section 3.14 Required Vote of the Company Shareholders. The affirmative vote of a majority of the votes cast by all shareholders of the Company entitled to vote on this Agreement at the Company Shareholder Meeting (so long as a quorum is present) is the only vote of the holders of securities of the Company that is required to approve this Agreement and the Merger (the “Company Shareholder Approval”).

Section 3.15 Lack of Ownership of Parent Common Stock. Neither the Company nor any Company Subsidiary beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Parent Subsidiary (other than, for the avoidance of doubt, any shares of Parent Common Stock that may be held by Company Benefit Plans), and neither the Company nor any Company Subsidiary has any rights to acquire any shares of Parent Common Stock except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

Section 3.16 Antitakeover Laws; Rights Plan.

(a) Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.15, the Company has taken all necessary actions, if any, so that the Transactions, including the Merger, are not subject to any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “affiliated transaction,” “business combination” or any other antitakeover Law (each, a “Takeover Law”), including any antitakeover provision in the Pennsylvania Entity Laws or of any other applicable U.S. state or federal Law, or any antitakeover provision in the Company Organizational Documents.

(b) Neither the Company nor any Company Subsidiary has any shareholders’ rights plan or similar plan or arrangement in effect.

Section 3.17 Regulatory Matters.

(a) Section 3.17(a) of the Company Disclosure Schedule lists each Company Subsidiary that is subject to regulation by a state regulatory commission as a public utility or public service company (or similar designation) and the states where such Company Subsidiary is subject to such regulation (the “Regulated Company Subsidiaries”). Other than as set forth in Section 3.17(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the U.S. or in any foreign country. No asset of the Company or any of the Regulated Company Subsidiaries is currently disallowed from recovery in rates based on its value and associated expenses in any ratemaking procedure before any Applicable PSC, as applicable.

(b) All filings (other than immaterial filings) required to be made by the Company or any Company Subsidiary since January 1, 2023 with any applicable state public utility commissions and under applicable state Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable Laws, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each of the Company and the Company Subsidiaries, as applicable, is legally entitled to provide services in all areas (i) where it currently provides service to its customers and (ii) as identified in its respective Permits, in each case, except for failures to be so entitled that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) As of the date hereof, neither the Company nor any Company Subsidiary all or part of whose rates or services are regulated by a Governmental Entity (i) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by the Company or any Company Subsidiary other than in the ordinary course of business consistent with past practice, (ii) other than as set forth in Section 3.17(d) of the Company Disclosure Schedule, has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs or revenues that are subject to adjustment once the actual costs or revenues become known) or (iii) is a party to any contract with any Governmental Entity entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except, in the case of clauses (i) through (iii), that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Water Quality and Water Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the drinking water supplied by the Company and the Company Subsidiaries to their respective customers is and has been, since January 1, 2023, in compliance with all applicable federal and state drinking water standards and (b) the Company and the Company Subsidiaries have all rights, authorizations, permits, easements, prescriptive rights and rights of way, whether or not of record, which are necessary to extract and deliver water to their respective customers in a manner adequate and sufficient for the conduct of its business as currently conducted (the “Company Water Rights”). To the Knowledge of the Company, (i) there is not any existing breach or default by the Company or any Company Subsidiary under any of the Company Water Rights which (with or without notice, lapse of time or both) would cause any of the Company Water Rights to be lost, revoked or compromised or not be satisfied and (ii) there is no other reason to believe that any Company Water Rights will be lost, revoked or compromised or will not be satisfied, except, in each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19 Intellectual Property; Information Technology; Data Protection.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of the Company and the Company Subsidiaries as currently conducted. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to the Company or any Company Subsidiary, except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computer systems (including the software, hardware, networks, platforms and related systems) used in connection with the business of the Company or any Company Subsidiary are adequate and sufficient for the operation of the business of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and the Company Subsidiaries have in all material respects Processed Personal Data in compliance with Information Privacy Requirements. Since January 1, 2023, to the Knowledge of the Company, no Claim or investigation has been filed, commenced or threatened in writing against the Company or any Company Subsidiary alleging, and neither the Company nor any Company Subsidiary have given any written Claim of, any material failure to comply with any Information Privacy Requirement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and the Company Subsidiaries have implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of Personal Data Processed by the Company or the Company Subsidiaries.

Section 3.20 Real Property.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has either good, valid or marketable fee title to each parcel of real property owned in whole or in part by the Company or any Company Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any Company Subsidiary relating to the foregoing (collectively, the “Company Owned Real Property”) free and clear of all Liens, other than Company Permitted Liens. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Company Owned Real Property or any portion thereof or interest therein.

(b) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries holds a valid and existing leasehold or other real property interest in all leasehold or subleasehold estates, license or occupancy agreements (collectively, the “Company Real Property Leases”), easements, rights of ways or other real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted (whether written or oral), and all amendments or modifications thereto (collectively, the “Company Leased Real Property”). Except as would not reasonably be expected to interfere in any material respect with the current use and operation of the Company Leased Real Property by the Company and the Company Subsidiaries, each Company Real Property Lease is in full force and effect, and the Company or a Company Subsidiary holds a valid and existing leasehold or other real property interest in all of the Company Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens other than Company Permitted Liens. All parties to each Company Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.

(c) With respect to each Company Owned Real Property and each Company Leased Real Property, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings, (ii) neither the Company nor any of the Company Subsidiaries has received any written notice that would reasonably be likely to cause either the Company or any of the Company Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations, (iii) to the Knowledge of the Company, each Company Owned Real Property and each Company Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) all utilities presently serving the Company Owned Real Property and Company Leased Real Property are presently adequate to service the existing normal operations of the Company and the Company Subsidiaries, in each case, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Owned Real Property and Company Leased Real Property, including all structures, buildings, fixtures, building systems, facilities, improvements or the like located thereon, are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and are sufficient for the uses in which such properties are presently employed.

Section 3.21 Material Contracts.

(a) Except for this Agreement, as set forth in Section 3.21 of the Company Disclosure Schedule and Company Benefit Plans, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would, after giving effect to the Merger, materially limit or materially restrict the Surviving Corporation or any Company Subsidiary or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including with respect to Parent after the Effective Time) or in any geographic area (including through exclusivity, non-solicitation or “most favored nation” provisions with respect to customers);

(iii) limits or otherwise restricts the ability of the Company or any Company Subsidiary to pay dividends or make distributions to its shareholders;

(iv) (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of the Company or any Company Subsidiary, including any sale and leaseback transactions or other similar financing arrangements or (B) provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any Company Subsidiary of, or any similar commitment by the Company or any Company Subsidiary with respect to, the obligations, liabilities or Indebtedness of any other Person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $100,000,000 or more;

(v) is a settlement, consent or similar Contract to resolve litigation and that contains any material continuing obligations of the Company or any Company Subsidiary;

(vi) is a collective bargaining agreement, work rules or other agreement with any Union;

(vii) (A) is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any Joint Venture of the Company (other than any such Contract solely among any of the Company and the wholly owned Company Subsidiaries), in each case, that is material to the Company and the Company Subsidiaries taken as a whole or (B) is a shareholder or stockholder agreement between the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand;

(viii) grants any right of first refusal, right of first offer, or right of first negotiation with respect to any assets, rights or properties of the Company or the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole; or

(ix) relates to any past or pending acquisition or disposition of any Person, business or assets constituting a business and under which the Company or the Company Subsidiaries have any material continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations.

(b) Each Contract of the type described in this Section 3.21, whether or not set forth on Section 3.21 of the Company Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Company Material Contract.” The Company has made available to Parent true, correct and complete copies of each Company Material Contract in effect as of the date hereof (other than any Contracts publicly available and filed as exhibits to the Company SEC Documents prior to the date of this Agreement), excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Company Material Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(c) Each Company Material Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto enforceable against the Company or such Company Subsidiary in accordance with its terms (except that such enforcement may be subject to the Bankruptcy and Equity Exceptions) and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, and each of the Company and each of the Company

Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s Knowledge, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no Knowledge of, and none of the Company or any Company Subsidiary has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Opinion of Financial Advisor. The Company Board has received the oral opinion of Moelis & Company LLC, which opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock, and such opinion has not been withdrawn, revoked or modified. The Company shall, promptly following receipt of such opinion in written form, furnish an accurate and complete copy of such opinion to Parent solely for informational purposes and on a non-reliance basis.

Section 3.23 Finders or Brokers. Except for Moelis & Company LLC (the fees and expenses of which will, prior to the Closing, be the responsibility of the Company), neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents publicly available and filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and any other disclosures or statements that are predictive or forward-looking in nature) where it is reasonably apparent on its face that such disclosure is applicable to any representation or warranty or (b) subject to Section 8.8, as set forth in the corresponding section of the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery by Parent of this Agreement (the “Parent Disclosure Schedule”), Parent (on behalf of itself and Merger Sub) represents and warrants to the Company as follows:

Section 4.1 Qualification; Organization; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Each Parent Subsidiary, including Merger Sub, is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent has made available to the Company true and complete copies of the certificate of incorporation of Parent, as in effect as of the date of this Agreement (the “Parent Charter”), and the bylaws of Parent, as in effect as of the date of this Agreement (together with the Parent Charter, the “Parent Organizational Documents”). Parent has provided to the Company true and complete copies of the Organizational Documents of Merger Sub and made available to the Company true and complete copies of the Organizational Documents of each “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Parent, in each case, as in effect as of the date of this Agreement (other than those set forth in Section 4.1(c) of the Parent Disclosure Schedule).

(d) Section 4.1(d) of the Parent Disclosure Schedule lists each Parent Subsidiary and its jurisdiction of organization or formation. All of the outstanding shares of capital stock, voting securities or other equity interests of each Parent Subsidiary have been validly issued and are fully paid and nonassessable, as applicable. All of the outstanding shares of capital stock, voting securities and other equity interests of each Parent Subsidiary are owned by (i) Parent, (ii) one or more Parent Subsidiaries or (iii) Parent and one or more Parent Subsidiaries, in each case, free and clear of all Liens. Except for the capital stock, voting securities and other equity interests of the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock, voting securities or other equity interests in any other Person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies, and there are no Joint Ventures of Parent.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on the Capitalization Date, (i) (A) 195,123,565 shares of Parent Common Stock were issued and outstanding, which includes no Parent Restricted Shares outstanding as of such date, and (B) 5,453,167 shares of Parent Common Stock were held in Parent’s treasury, (ii) Parent RSU Awards covering 519,983 shares of Parent Common Stock were outstanding, (iii) no Parent Performance Share Awards covering shares of Parent Common Stock were outstanding (based on target performance), (iv) 5,608,197 shares of Parent Common Stock were reserved and available for issuance under the Parent Stock Plans, (v) 1,306,820 shares of Parent Common Stock were reserved and available for issuance under the Parent ESPP,

(vi) 4,203,946 shares of Parent Common Stock were reserved for issuance under the Parent DRIP and (vii) no shares of Parent Preferred Stock were issued or outstanding. All shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right and all shares of Parent Common Stock reserved for issuance as noted in this Section 4.2(a), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No shares of Parent Common Stock are held by any Parent Subsidiary. Except as set forth in this Section 4.2(a), at the close of business on the Business Day immediately preceding the date of this Agreement, no shares of capital stock, voting securities or other equity interests of Parent were issued, reserved for issuance or outstanding.

(b) Except as set forth in Section 4.2(a), as of the date hereof, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (ii) any subscriptions, options, warrants, calls, derivative contract, forward contract or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary (the foregoing clauses (i) and (ii), collectively, “Parent Equity Securities”).

(c) There is no outstanding Indebtedness of Parent or any Parent Subsidiary, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any Parent Subsidiary on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any Parent Equity Securities.

(e) Parent has delivered or made available to the Company an accurate and complete copy of each Parent Stock Plan and the forms of award agreement covering Parent Performance Share Awards, Parent Restricted Shares and Parent RSU Awards (collectively, “Parent Equity Awards”). All grants of Parent Equity Awards were validly made and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of Parent in accordance with GAAP.

(f) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Parent Subsidiary. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub is a newly formed entity for purposes of consummating the Transactions and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its covenants and agreements hereunder and, assuming that the representations and warranties of the Company contained in Section 3.15 are true and correct, to consummate the Transactions, including the Merger, subject, in the case of the Merger, to the Parent Stockholder Approval. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board and the board of directors of Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Merger, the Parent Common Stock Issuance or the consummation of the Transactions. The Parent Board, at a meeting duly called and held, by the affirmative vote of all directors present, adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Common Stock Issuance”), are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, (iii) directing that the Parent Common Stock Issuance be submitted to Parent’s stockholders for approval and (iv) recommending that Parent’s stockholders approve the Parent Common Stock Issuance (the “Parent Board Recommendation”) at a duly held meeting of Parent’s stockholders for such purpose (the “Parent Stockholder Meeting”), and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms; provided that such enforcement may be subject to the Bankruptcy and Equity Exceptions.

(b) Except for (i) such Consents or Filings as may be required under (A) the provisions of the Delaware General Corporation Law, (B) the Exchange Act, (C) the Securities Act, (D) the rules and regulations of the NYSE, (E) the HSR Act and (F) the rules and regulations of the Applicable PSCs (such Consents or Filings referred to in clause (F), collectively, the “Parent Regulatory Approvals”), and (ii) pre-approvals of license transfers by the FCC, and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no Consent of or Filing made to or with any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Transactions by Parent and Merger Sub, except for such Consents or Filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as set forth in clauses (i) and (ii) of Section 4.3(b), the execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not, (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, payment or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any Parent Subsidiary or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, the charges or claims of payment for which are not yet due or payable, or that are being contested in good faith and for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Parent or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of Parent or any Parent Subsidiary are conducted as of the date hereof (each of the foregoing (A) through (E), a “Parent Permitted Lien”), upon any of the properties or assets of Parent or any Parent Subsidiary, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or the Organizational Documents of any Parent Subsidiary or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, payment, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Since January 1, 2023, Parent has furnished or filed on a timely basis all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC under the Exchange Act or the Securities Act (such documents, together with all exhibits, financial statements, including the Parent Financial Statements, and schedules thereto and all information incorporated therein by reference, but excluding the Joint Proxy Statement, being collectively referred to as the “Parent SEC Documents”). None of the Parent Subsidiaries is or has been required to make or makes any filings with the SEC under the Exchange Act or the Securities Act. Each Parent SEC Document (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and the listing standards and corporate governance rules and regulations of the NYSE and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Document, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or investigation. As of the date hereof, Parent is in compliance in all material respects with all current listing standards of the NYSE.

(b) Each of the consolidated financial statements of Parent (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financial Statements”) (i) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto), (iii) fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of Parent and the Parent Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto) and (iv) was prepared from, and in accordance with, the books and records of Parent and the Parent Subsidiaries in all material respects. No financial statements of any Person other than Parent and the Parent Subsidiaries are required by GAAP to be included in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since January 1, 2023 has maintained, a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Parent maintains “disclosure controls and procedures” required by Rule 13a-15 or 15d-15 under the Exchange Act that are sufficient to ensure that information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent has disclosed in writing, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. Since January 1, 2023, no executive officer of Parent has failed in any respect to make the certifications required of such executive officer under Section 302 or Section 906 of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent Financial Statements or other Parent SEC Documents.

(e) Since January 1, 2023, (i) none of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any director or officer of Parent or any Parent Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary and (ii) to the Knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the Parent CEO or the general counsel of Parent.

(f) Except (i) as reflected or reserved against in Parent’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Parent SEC Documents filed prior to the date hereof, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice after the date of such balance sheet and (iii) liabilities incurred in connection with the Merger or any of the other Transactions or agreements contemplated by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Absence of Certain Changes or Events.

(a) Since January 1, 2025 through the date of this Agreement, there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since January 1, 2025 through the date of this Agreement, each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course of business consistent with past practice in all material respects, except for in connection with the Transactions.

Section 4.6 Litigation. Neither Parent nor any Parent Subsidiary is party to, and there is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any of their current or former directors or executive officers that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent, any Parent Subsidiary, any of their respective properties or assets, or any of their current or former directors or executive officers, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information provided or to be provided by Parent or the Parent Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by Parent or the Parent Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders or the Company’s shareholders at the time of the Parent Stockholder Meeting or the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. The Form S-4 and the Joint Proxy Statement (other than the portion thereof relating solely to the Company Shareholder Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.7, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.8 Compliance with Law; Permits.

(a) Except for matters that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, (i) Parent and the Parent Subsidiaries are in compliance with all applicable Laws and all Permits applicable to the business and operations of Parent and the Parent Subsidiaries, (ii) Parent and each Parent Subsidiary hold, and are in compliance with, all Permits required by Law for the conduct of their respective businesses as they are now being conducted and (iii) all Permits of Parent and the Parent Subsidiaries are valid and in full force and effect. None of Parent, the Parent Subsidiaries or, to the Knowledge of Parent, their respective Representatives (A) is a Sanctioned Person, (B) is a Person that is owned or controlled by a Sanctioned Person, (C) is located, organized or resident in a Sanctioned Jurisdiction or (D) has or is now, in connection with the business of Parent or the Parent Subsidiaries, engaged in any dealings or transactions (1) with any Sanctioned Person, (2) in any Sanctioned Jurisdiction or (3) otherwise in material violation of Sanctions.

(b) Since January 1, 2020, Parent, the Parent Subsidiaries, and their respective directors, officers, employees, and, to the Knowledge of Parent, their Representatives have complied with applicable Anti-Corruption Laws. Neither Parent, the Parent Subsidiaries, nor their directors, officers, employees, or, to the Knowledge of Parent, any Representative has, directly or indirectly, since January 1, 2020 given, offered, promised, or authorized the giving of any payment, gift or other item of value or similar benefit to any Person (including any foreign official, foreign political party, foreign political party official or candidate for foreign political office) in violation of any applicable Anti-Corruption Law. Parent has not (i) received written or oral notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Corruption Law or (ii) been a party to or the subject of any pending or, to the Knowledge of Parent, threatened action or investigation related to any actual or potential violation of Anti-Corruption Laws. Parent has implemented and maintains policies and procedures reasonably designed to ensure compliance by its directors, officers, employees, and Representatives with applicable Anti-Corruption Laws.

(c) Notwithstanding anything contained in this Section 4.8, no representation or warranty shall be deemed to be made in this Section 4.8 in respect of the matters referenced in Section 4.4, or in respect of Tax, employee benefits, labor or compliance with Environmental Laws.

Section 4.9 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Each of Parent and each of the Parent Subsidiaries has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it, and all such Tax Returns were true, correct and complete, (ii) timely paid in full or caused to be paid in full to the appropriate Governmental Entity all Taxes required to be paid by it (whether or not shown as due on such Tax Returns), (iii) established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) not received any written notice of any deficiencies for any Tax of Parent or any of the Parent Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Parent SEC Documents.

(b) Neither Parent nor any Parent Subsidiary is the subject of any currently ongoing examination, audit, litigation or other proceeding with respect to Taxes, nor has any examination, audit, litigation or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any examination, audit, litigation or other proceeding with respect to Taxes have been paid in full or are being contested in good faith and adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of Parent or any Parent Subsidiary other than Parent Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns or paid taxes of a particular type that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction, or is required to file Tax Returns or pay Taxes of such type in such jurisdiction.

(c) Neither Parent nor any Parent Subsidiary (i) has ever been a member of any affiliated, combined, unitary or other similar group (other than any such group the common parent of which is Parent or any Parent Subsidiary), (ii) is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement exclusively between or among Parent and the Parent Subsidiaries), except for customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, or (iii) has any liability for any Taxes of any Person (other than Parent or any Parent Subsidiary) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any analogous or similar provision of any state, local or non-U.S. Tax Law), as a transferee or successor, by contract (other than pursuant to customary commercial agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or otherwise by operation of Law.

(d) Parent and the Parent Subsidiaries (A) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over, or set aside in accounts for such purpose, any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (B) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(e) Neither Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury regulations promulgated under the Code (or any analogous or similar provision of state, local or non-U.S. Law).

(g) Neither Parent nor any Parent Subsidiary (i) has filed or agreed to any extension of time within which to file any Tax Returns that have not been filed, except for automatic extensions of time to file income Tax Returns entered into in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (iv) is party to or bound by any “closing agreement” as described in Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Tax Law) or any private letter rulings, technical advice memoranda or similar agreement or rulings by or with any taxing authority.

(h) Neither Parent nor any Parent Subsidiary has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1) of the Code.

(i) It is agreed and understood that no representation or warranty is made by Parent in respect of Tax matters in any Section of this Agreement other than Section 4.4, this Section 4.9 and Section 4.10.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all material Parent Benefit Plans. With respect to each material Parent Benefit Plan, Parent has made available to the Company copies of, as applicable, (i) each summary plan description and summaries of material modifications, (ii) the most recent IRS determination letter or foreign equivalent issued by a Governmental Entity, as may be applicable, (iii) actuarial reports and financial statements for the most recently completed fiscal year, (iv) the most recent annual report (Form 5500) and all applicable schedules thereto or foreign equivalent and (v) all material, non-routine documents and correspondence relating thereto received from or provided to any Governmental Entity during the past year.

(b) Each Parent Benefit Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to Parent’s Knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Parent Benefit Plan. Since January 1, 2023, there have not been any actions pending against or involving or, to Parent’s Knowledge, threatened against or threatened to involve any Parent Benefit Plan (other than routine claims for benefits). No events have occurred with respect to any Parent Benefit Plan that has resulted in, or to Parent’s Knowledge, would reasonably be expected to result in, the assessment of any material excise Taxes or penalties against Parent. All contributions, premiums and payments that are due to have been made for each Parent Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law have been made.

(c) Parent does not sponsor, contribute to, have an obligation to contribute to or have any liability, and has not since January 1, 2019, sponsored, contributed to, had an obligation to contribute to or had any liability with respect to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (ii) a multiple employer plan subject to Section 4063 or 4064 of ERISA, (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or (v) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code. Neither Parent nor any Parent Subsidiary contributes to a “multiemployer plan” (as defined in Section 3(37) of ERISA). Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by Parent or any Parent Subsidiary that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to Parent or any Parent Subsidiary under Title IV of ERISA.

(d) The consummation of the Transactions will not (i) entitle any current or former employee, director, consultant or other individual service provider of Parent or any Parent Subsidiary to any compensation or benefits (including severance, retention or change in control pay, unemployment compensation or any other payment), (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director or (iii) limit or restrict the right of Parent and, after the consummation of the Transactions, Parent or the Surviving Corporation, to merge, amend or terminate any Parent Benefit Plans.

(e) There are no material pending or, to Parent’s Knowledge, threatened Claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Parent Benefit Plans or otherwise involving any Parent Benefit Plan.

(f) Neither Parent nor any Parent Subsidiary is a party to any agreement, contract or arrangement that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) Parent has no obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, consultant or other individual service provider for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(h) No Parent Benefit Plan provides any benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or any Parent Subsidiary beyond their retirement or other termination of service, other than (i) health continuation coverage pursuant to Section 4980B of the Code, (ii) coverage mandated solely by applicable Law, or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

(i) Each Parent Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies and has complied, both in form and operation, in all material respects, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder.

Section 4.11 Employment and Labor Matters.

(a) (i) To the Knowledge of Parent, since January 1, 2023, no Union has attempted to organize employees at Parent or any Parent Subsidiary or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any employees of Parent or any Parent Subsidiary (“Parent Employees”), (ii) since January 1, 2023, there have been no actual or, to the Knowledge of Parent, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Parent Employees, causing significant disruption to the operations of a Parent facility, or (C) other form of Union disruption at Parent or any Parent Subsidiary, (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened with respect to Parent Employees and (iv) neither Parent nor any Parent Subsidiary are required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any Union or similar foreign labor organization, in connection with the execution of this Agreement or the Transactions.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries are, and since January 1, 2023 have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither Parent nor any Parent Subsidiary has any liabilities under the WARN Act or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, (i) no Governmental Entity has initiated or, to the Knowledge of Parent, threatened to initiate, any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to Parent or the Parent Subsidiaries arising out of, in connection with, or otherwise relating to any Parent Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to the Knowledge of Parent, threatened to issue any significant citation, order, judgment, fine or decree against Parent or any of the Parent Subsidiaries with respect to any Parent Employees or any Laws governing labor or employment.

(d) To the Knowledge of Parent, no Parent Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to Parent or any Parent Subsidiary or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Parent or any Parent Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) Since January 1, 2023, neither Parent nor any Parent Subsidiary is or has been party to a settlement agreement with a current or former officer, employee or independent contractor of Parent or the Parent Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of Parent or any Parent Subsidiary or (ii) an employee of Parent or any Parent Subsidiary at the level of Senior Vice President or above. To the Knowledge of Parent, since January 1, 2023, no allegations of harassment or discrimination of any kind have been made against (i) any officer of Parent or any Parent Subsidiary or (ii) an employee of Parent or any Parent Subsidiary at a level of Senior Vice President or above.

Section 4.12 Environmental Laws and Regulations.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) there is no pending or, to the Knowledge of Parent, threatened claim, lawsuit, or administrative proceeding against Parent or any Parent Subsidiary, under or pursuant to any Environmental Law, and neither Parent nor any Parent Subsidiary has received notice from any Person, including any Governmental Entity, alleging that Parent has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii) Parent and the Parent Subsidiaries are and, since January 1, 2020, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii) Parent and the Parent Subsidiaries have all material permits, licenses, authorizations and any other approvals required for the ownership operation of the businesses and their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the Knowledge of Parent, there is no actual or threatened proceeding to revoke, modify or terminate such permits, licenses, authorizations and approvals;

(iv) there has been no release of Hazardous Materials at any real property currently or, to the Knowledge of Parent, formerly owned, leased, or operated by Parent or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to Parent or any Parent Subsidiary under any Environmental Laws or (B) would require reporting, investigation, remediation, or other corrective or response action by Parent or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by Parent or any Subsidiary;

(v) Parent is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the Knowledge of Parent, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person; and

(vi) this Agreement and the Transactions will not trigger, or otherwise be subject to, any Environmental Law requiring the investigation or remediation of environmental conditions at any property currently owned or leased by Parent or any of the Parent Subsidiaries as a result of such transactions, including the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. and all implementing rules and regulations, and neither Parent nor any Parent Subsidiary has any unresolved obligations under any such Environmental Laws.

(b) Parent has delivered or otherwise made available for inspection to the Company (including through documents or discussions) information reasonably describing any (i) material unresolved liabilities under Environmental Law, (ii) Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by Parent or any of the Parent Subsidiaries that would be reasonably likely to form the basis of any material claim against Parent or any of the Parent Subsidiaries under Environmental Law or (iii) material non-compliance with Environmental Laws by Parent or any of the Parent Subsidiaries.

Section 4.13 Insurance. Except as would not have or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and the Parent Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined in good faith to be prudent and consistent with industry practice, and Parent and the Parent Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof and (b) all material fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Parent or any Parent Subsidiary (“Parent Insurance Policies”) are in full force and effect, all premiums due with respect to all Parent Insurance Policies have been paid and neither Parent nor any Parent Subsidiary has received any written notice of cancellation, invalidation or non-renewal of any Parent Insurance Policy. Parent has made available to the Company a summary of the Parent Insurance Policies.

Section 4.14 Required Vote of Parent Stockholders; Merger Sub Approval.

(a) The affirmative vote of holders of a majority of the Parent Common Stock present or represented and entitled to vote on the Parent Common Stock Issuance at the Parent Stockholder Meeting (so long as a quorum is present) is the only vote of the holders of any class or series of Parent capital stock necessary to approve the Parent Common Stock Issuance (the “Parent Stockholder Approval”), and no other vote of the holders of any class or series of Parent capital stock is necessary to approve the Parent Common Stock Issuance or to approve this Agreement or the Transactions.

(b) The board of directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and its stockholder, (ii) duly approved this Agreement and the Transactions, which approval has not been rescinded or modified and (iii) submitted this Agreement for adoption, and the Transactions for approval, by Parent, as the sole stockholder of Merger Sub. Parent, as the sole stockholder of Merger Sub, has duly adopted this Agreement and approved the Transactions.

Section 4.15 Lack of Ownership of Company Common Stock. Neither Parent nor any Parent Subsidiary beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary (other than, for the avoidance of doubt, any shares of Company Common Stock that may be held by Parent Benefit Plans), and neither Parent nor any Parent Subsidiary has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

Section 4.16 Regulatory Matters.

(a) Section 4.16(a) of the Parent Disclosure Schedule lists each Parent Subsidiary that is subject to regulation by a state regulatory commission as a public utility or public service company (or similar designation) and the states where such Parent Subsidiary is subject to such regulation (the “Regulated Parent Subsidiaries”). Other than as set forth in Section 4.16(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any Parent Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the U.S. or in any foreign country. No asset of Parent or any of the Regulated Parent Subsidiaries is currently disallowed from recovery in rates based on its value and associated expenses in any ratemaking procedure before any Applicable PSC, as applicable.

(b) All filings (other than immaterial filings) required to be made by Parent or any Parent Subsidiary since January 1, 2023 with any applicable state public utility commissions and under applicable state Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable Laws, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Each of Parent and the Parent Subsidiaries, as applicable, is legally entitled to provide services in all areas (i) where it currently provides service to its customers and (ii) as identified in its respective Permits, in each case, except for failures to be so entitled that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) As of the date hereof, neither Parent nor any Parent Subsidiary all or part of whose rates or services are regulated by a Governmental Entity (i) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by Parent or any Parent Subsidiary other than in the ordinary course of business consistent with past practice, (ii) other than as set forth in Section 4.16(d) of the Parent Disclosure Schedule, has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs or revenues that are subject to adjustment once the actual costs or revenues become known) or (iii) is a party to any contract with any Governmental Entity entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the Knowledge of Parent, are as of the date hereof scheduled to go into effect at a later time, except, in the case of clauses (i) through (iii), that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17 Water Quality and Water Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) the drinking water supplied by Parent and the Parent Subsidiaries to their respective customers is and has been, since January 1, 2023, in compliance with all applicable federal and state drinking water standards and (b) Parent and the Parent Subsidiaries have all rights, authorizations, permits, easements, prescriptive rights and rights of way, whether or not of record, which are necessary to extract and deliver water to their respective customers in a manner adequate and sufficient for the conduct of its business as currently conducted (the “Parent Water Rights”). To the Knowledge of Parent, (i) there is not any existing breach or default by Parent or any Parent Subsidiary under any of the Parent Water Rights which (with or without notice, lapse of time or both) would cause any of the Parent Water Rights to be lost, revoked or compromised or not be satisfied and (ii) there is no other reason to believe that any Parent Water Rights will be lost, revoked or compromised or will not be satisfied, except, in each of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.18 Intellectual Property; Information Technology; Data Protection.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of Parent and the Parent Subsidiaries as currently conducted. To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to Parent or any Parent Subsidiary, except where such infringement, misappropriation or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the computer systems (including the software, hardware, networks, platforms and related systems) used in connection with the business of Parent or any Parent Subsidiary are adequate and sufficient for the operation of the business of Parent and the Parent Subsidiaries as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, Parent and the Parent Subsidiaries have in all material respects Processed Personal Data in compliance with Information Privacy Requirements. Since January 1, 2023, to the Knowledge of Parent, no Claim or investigation has been filed, commenced or threatened in writing against Parent or any Parent Subsidiary alleging, and neither Parent nor any Parent Subsidiary have given any written Claim of, any material failure to comply with any Information Privacy Requirement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2023, Parent and the Parent Subsidiaries have implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of Personal Data Processed by Parent or the Parent Subsidiaries.

Section 4.19 Real Property.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has either good, valid or marketable fee title to each parcel of real property owned in whole or in part by Parent or any Parent Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any Parent Subsidiary relating to the foregoing (collectively, the “Parent Owned Real Property”) free and clear of all Liens, other than Parent Permitted Liens. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Parent Owned Real Property or any portion thereof or interest therein.

(b) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries holds a valid and existing leasehold or other real property interest in all leasehold or subleasehold estates, license or occupancy agreements (collectively, the “Parent Real Property Leases”), easements, rights of ways or other real property rights to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted (whether written or oral), and all amendments or modifications thereto (collectively, the “Parent Leased Real Property”). Except as would not reasonably be expected to interfere in any material respect with the current use and operation of the Parent Leased Real Property by Parent and the Parent Subsidiaries, each Parent Real Property Lease is in full force and effect, and Parent or a Parent Subsidiary holds a valid and existing leasehold or other real property interest in all of the Parent Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens other than Parent Permitted Liens. All parties to each Parent Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.

(c) With respect to each Parent Owned Real Property and each Parent Leased Real Property, (i) neither Parent nor any of the Parent Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings, (ii) neither Parent nor any of the Parent Subsidiaries has received any written notice that would reasonably be likely to cause either Parent or any of the Parent Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations, (iii) to the Knowledge of Parent, each Parent Owned Real Property and each Parent Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (iv) all utilities presently serving the Parent Owned Real Property and Parent Leased Real Property are presently adequate to service the existing normal operations of Parent and the Parent Subsidiaries, in each case, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Owned Real Property and Parent Leased Real Property, including all structures, buildings, fixtures, building systems, facilities, improvements or the like located thereon, are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and are sufficient for the uses in which such properties are presently employed.

Section 4.20 Material Contracts.

(a) Except for this Agreement, as set forth in Section 4.20 of the Parent Disclosure Schedule and Parent Benefit Plans, as of the date hereof, neither Parent nor any Parent Subsidiary is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) would, after giving effect to the Merger, materially limit or materially restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including with respect to Parent after the Effective Time) or in any geographic area (including through exclusivity, non-solicitation or “most favored nation” provisions with respect to customers);

(iii) limits or otherwise restricts the ability of Parent or any Parent Subsidiary to pay dividends or make distributions to its stockholders;

(iv) (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any Indebtedness of Parent or any Parent Subsidiary, including any sale and leaseback transactions or other similar financing arrangements or (B) provides for the guarantee, support, indemnification, assumption or endorsement by Parent or any Parent Subsidiary of, or any similar commitment by Parent or any Parent Subsidiary with respect to, the obligations, liabilities or Indebtedness of any other Person of the nature described in clause (A), in the case of each of clauses (A) and (B), in the principal amount of $200,000,000 or more;

(v) is a settlement, consent or similar Contract to resolve litigation and that contains any material continuing obligations of Parent or any Parent Subsidiary;

(vi) is a collective bargaining agreement, work rules or other agreement with any Union;

(vii) (A) is a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any Joint Venture of Parent (other than any such Contract solely among any of Parent and the wholly owned Parent Subsidiaries), in each case, that is material to Parent and the Parent Subsidiaries taken as a whole or (B) is a shareholder or stockholder agreement between Parent or any Parent Subsidiary, on the one hand, and any other Person, on the other hand;

(viii) grants any right of first refusal, right of first offer, or right of first negotiation with respect to any assets, rights or properties of Parent or the Parent Subsidiaries that are material to Parent and the Parent Subsidiaries taken as a whole; or

(ix) relates to any past or pending acquisition or disposition of any Person, business or assets constituting a business and under which Parent or the Parent Subsidiaries have any material continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations.

(b) Each Contract of the type described in this Section 4.20, whether or not set forth on Section 4.20 of the Parent Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Parent Material Contract.” Parent has made available to the Company true, correct and complete copies of each Parent Material Contract in effect as of the date hereof (other than any Contracts publicly available and filed as exhibits to the Parent SEC Documents prior to the date of this Agreement), excluding any schedules, annexes, exhibits, work orders, statements of work or other ancillary documents with respect to any such Parent Material Contracts that are no longer in force or effect or do not contain terms that are, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.

(c) Each Parent Material Contract is a valid and binding obligation of Parent or the Parent Subsidiary party thereto enforceable against Parent or such Parent Subsidiary in accordance with its terms (except that such enforcement may be subject to the Bankruptcy and Equity Exceptions) and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, and each of Parent and each of the Parent Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to Parent’s Knowledge, each other party to each Parent Material Contract has performed in all material respects all obligations required to be performed by it under such Parent Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has no Knowledge of, and none of Parent or any Parent Subsidiary has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.21 Opinion of Financial Advisor. The Parent Board has received the oral opinion of BofA Securities, Inc., which opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the various factors, limitations, qualifications, assumptions and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Parent shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to the Company solely for informational purposes and on a non-reliance basis.

Section 4.22 Finders or Brokers. Except for BofA Securities, Inc. (the fees and expenses of which will be the responsibility of Parent), neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) Except (i) for matters set forth in Section 5.1(a) of the Company Disclosure Schedule or otherwise expressly contemplated or required by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with Section 7.1 (the “Interim Period”), the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) preserve intact its present business organizations and maintain their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them; provided that no action by the Company or any Company Subsidiary with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a), unless such action would constitute a breach of Section 5.1(b).

(b) Without limiting the generality of the foregoing, except as set forth in Section 5.1(b) of the Company Disclosure Schedule or otherwise required or expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) Organizational Documents. (A) Amend the Company Organizational Documents or (B) amend any of the Organizational Documents of any Company Subsidiary, in the case of clause (B) in a manner that would be materially adverse to Parent or that would reasonably be expected to interfere with the consummation of the Merger;

(ii) Dividends. Declare, set aside or pay any dividends on or make any distribution with respect to any Company Equity Securities (whether in cash, assets, stock or other securities of the Company or any Company Subsidiary), except (A) the declaration and payment of quarterly cash dividends with respect to the Company Common Stock on a schedule consistent with the Company’s past practices in an amount per share of Company Common Stock not in excess of the amounts set forth in Section 5.1(b)(ii) of the Company Disclosure Schedule, (B) the declaration and payment of dividends from a Company Subsidiary to the Company or to another wholly owned Company Subsidiary and (C) dividend equivalents accrued or payable by the Company in respect of Company Equity Awards in accordance with the applicable award agreements;

(iii) Splits, Issuances and Repurchases of Company Equity Securities. (A) Split, combine, reclassify or take similar actions with respect to any Company Equity Securities or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for such Company Equity Securities or (B) repurchase, redeem or otherwise acquire any Company Equity Securities, except for transactions (1) among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, (2) among wholly owned Company Subsidiaries which remain wholly owned Company Subsidiaries after consummation of such transaction, (3) required by any Company Benefit Plan and (4) pursuant to the Company DRIP (in the case of the foregoing clauses (1) and (2), in the ordinary course of business consistent with past practice and that do not adversely affect the Company);

(iv) Company Equity Awards. Except for transactions (A) among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand or (B) among the Company’s wholly owned Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect the Company, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Company Equity Securities (except as otherwise provided by the terms of this Agreement or as required by the terms of any Company Benefit Plan or the Company DRIP), other than (1) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b) in accordance with their respective terms and (2) the issuances of Company Common Stock pursuant to the terms of the Company ESPP in respect of the current Company ESPP offering period;

(v) Liquidation; Merger; Reorganizations. Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructuring or reorganization among wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect the Company;

(vi) Redemption of Indebtedness. Redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of the Company or any Company Subsidiary, other than (A) transactions among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or among wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect the Company, (B) any required amortization payments and mandatory prepayments and (C) Indebtedness arising under the agreements disclosed in Section 5.1(b)(vi) of the Company Disclosure Schedule, in each case, in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof;

(vii) Incurrence of Indebtedness. Create, incur, assume or otherwise be liable with respect to any Indebtedness, other than (A) in the ordinary course of business consistent with past practice, (B) Indebtedness incurred by any Company Subsidiary under any loan permitted by Section 5.1(b)(ix), (C) in connection with a refinancing of existing Indebtedness on commercially reasonable terms, (D) for borrowings under the Company’s and any Company Subsidiary’s existing commercial paper programs or revolving credit facilities, (E) guarantees and other credit support (including pursuant to support agreements) by the Company of existing Indebtedness of any wholly owned Company Subsidiary in the ordinary course of business or (F) guarantees and other credit support by any Company Subsidiary of obligations of any wholly owned Company Subsidiary in the ordinary course of business; provided that, in the case of each of clauses (A) through (F), (1) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize the Company’s corporate credit rating to be less than investment grade and (2) in no event shall any Indebtedness incurred pursuant to this Section 5.1(b)(vii) or any amendment, modification or waiver to any Indebtedness include any term or provision pursuant to which the consummation of the Merger or the other Transactions would reasonably be expected to result in a breach, default or event of default with respect to such Indebtedness or permit the holders of any Indebtedness of the Company or any Company Subsidiary to accelerate payment of such Indebtedness or require the Company or any Company Subsidiary to voluntarily or involuntarily redeem, replace or repay such Indebtedness prior to its scheduled maturity;

(viii) Acquisitions; New Line of Business. (A) Acquire (whether by merger, consolidation, purchase or otherwise) any water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, in each case, except (1) in the ordinary course of business and consistent with past practice or (2) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable Regulated Company Subsidiary, (B) acquire (whether by merger, consolidation, purchase or otherwise) any assets that are not water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, or (C) enter into any new line of business or conduct any business outside the U.S.;

(ix) Capital Contributions. Make any loans, advances or capital contributions to any other Person, other than (A) in connection with actions permitted by Section 5.1(b)(vii) or Section 5.1(b)(viii), (B) in the ordinary course of business consistent with past practice, (C) between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries or (D) as required pursuant to any obligation in effect as of the date of this Agreement;

(x) Dispositions of Properties or Assets. Sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien, or otherwise dispose in any twelve (12)-month period of more than $100,000,000 in the aggregate of its properties or assets, including the capital stock of Company Subsidiaries, except (A) dispositions among the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, (B) dispositions among wholly owned Company Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by the Company or any Company Subsidiary of its assets in accordance with the terms of restructuring and divestiture plans mandated by any Governmental Entity, (E) Liens arising under existing first mortgage bond or other similar indentures and related securities and agreements of operating Company Subsidiaries, (F) provisions under existing credit facilities of the Company and the Company Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Company Subsidiaries under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith;

(xi) Employee Matters. Except as required by the terms of a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule as of the date of this Agreement, by any applicable collective bargaining agreement, by applicable Law, (A) materially increase the compensation or other benefits (including equity-based awards), payable or provided to the Company’s directors, executives, officers, managers or employees; (B) terminate the employment of any current officer or employee of the Company with annual base pay in excess of $200,000 other than for cause; (C) enter into any employment, change of control, separation, retention or similar agreement with any current or future employee of the Company; (D) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (C) above; or (E) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any Union except in the ordinary course of business consistent with past practice;

(xii) Employee Restrictive Covenants. Waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of the Company or any Company Subsidiary;

(xiii) WARN Act Compliance. Engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local Law;

(xiv) Accounting Policies. Materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xv) Taxes. (A) Settle or compromise any material liability for Taxes or any Tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of Taxes, (B) change or revoke any material Tax election, except in the ordinary course of business, (C) change any Tax accounting period or any material methods of Tax accounting, except as required by GAAP, (D) file any material amended Tax Return, other than any amended Tax Return that is not expected to result in any additional material Tax liability (such as an amended Tax Return that results in an overall Tax refund), (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), (F) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of Tax, except in the ordinary course of business, (G) surrender any right to claim a material refund of Taxes or (H) request any material ruling from any Governmental Entity with respect to Taxes (this Section 5.1(b)(xv) being the sole provision of this Section 5.1(b) governing Tax matters);

(xvi) Legal Proceedings. Pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate in any consecutive twelve (12)-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities; provided that the exceptions set forth in this Section 5.1(b)(xvi) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions; and

(xvii) agree or commit, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary herein, the Company may, and may cause any Company Subsidiary to, take reasonable good faith actions in compliance with applicable Law with respect to any operational emergencies (including any emergency restoration measures in response to any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures, outages, or an immediate and material threat to the health or safety of natural Persons; provided that the Company shall reasonably consult with Parent with respect to any such actions (prior to taking such actions, to the extent reasonably practicable) and shall consider in good faith feedback from Parent with respect to such actions.

Section 5.2 Conduct of Business by Parent.

(a) Except (i) for matters set forth in Section 5.2(a) of the Parent Disclosure Schedule or otherwise expressly contemplated or required by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall, and shall cause each Parent Subsidiary to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business consistent with past practice in all material respects and (B) preserve intact its present business organizations and maintain their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them; provided that no action by Parent or any Parent Subsidiary with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of Section 5.2(b).

(b) Without limiting the generality of the foregoing, except as set forth in Section 5.2(b) of the Parent Disclosure Schedule or otherwise required or expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) Organizational Documents. (A) Amend the Parent Organizational Documents or (B) amend any of the Organizational Documents of any Parent Subsidiary, in the case of clause (B) in a manner that would be materially adverse to the Company or that would reasonably be expected to interfere with the consummation of the Merger;

(ii) Dividends. Declare, set aside or pay any dividends on or make any distribution with respect to any Parent Equity Securities (whether in cash, assets, stock or other securities of Parent or any Parent Subsidiary), except (A) the declaration and payment of quarterly cash dividends with respect to Parent Common Stock on a schedule consistent with Parent’s past practices in an amount per share of Parent Common Stock not in excess of the amounts set forth in Section 5.2(b)(ii) of the Parent Disclosure Schedule, (B) the declaration and payment of dividends from a Parent Subsidiary to Parent or to another wholly owned Parent Subsidiary and (C) dividend equivalents accrued or payable by Parent in respect of Parent Equity Awards in accordance with the applicable award agreements;

(iii) Splits, Issuances and Repurchases of Company Equity Securities. (A) Split, combine, reclassify or take similar actions with respect to any Parent Equity Securities or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for such Parent Equity Securities or (B) repurchase, redeem or otherwise acquire any Parent Equity Securities, except for transactions (1) among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, (2) among wholly owned Parent Subsidiaries which remain wholly owned Parent Subsidiaries after consummation of such transaction, (3) required by any Parent Benefit Plan and (4) pursuant to the Parent DRIP (in the case of the foregoing clauses (1) and (2), in the ordinary course of business consistent with past practice and that do not adversely affect Parent);

(iv) Parent Equity Awards. Except for transactions (A) among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand or (B) among Parent’s wholly owned Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Parent, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Parent Equity Securities (except as otherwise provided by the terms of this Agreement or as required by the terms of any Parent Benefit Plan or the Parent DRIP), other than (1) issuances of shares of Parent Common Stock in respect of any settlement of any restricted share units (including performance share units), phantom shares, restricted stock or similar equity awards with respect to shares of Parent Common Stock outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b)(iv) and (2) the grant of equity compensation awards in the ordinary course of business in accordance with Parent’s customary compensation practices;

(v) Liquidation; Merger; Reorganizations. Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructuring or reorganization among wholly owned Parent Subsidiaries in the ordinary course of business consistent with past practice and that do not adversely affect Parent;

(vi) Redemption of Indebtedness. Redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness of Parent or any Parent Subsidiary, other than (A) transactions among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, or among wholly owned Parent Subsidiaries, in each case, in the ordinary course of business consistent with past practice and that do not adversely affect Parent, (B) any required amortization payments and mandatory prepayments and (C) Indebtedness arising under the agreements disclosed in Section 5.2(b)(vi) of the Parent Disclosure Schedule, in each case, in accordance with the terms of the instrument governing such Indebtedness as in effect on the date hereof;

(vii) Incurrence of Indebtedness. Create, incur, assume or otherwise be liable with respect to any Indebtedness, other than (A) in the ordinary course of business consistent with past practice, (B) Indebtedness incurred by any Parent Subsidiary under any loan permitted by Section 5.2(b)(ix), (C) in connection with a refinancing of existing Indebtedness on commercially reasonable terms, (D) for borrowings under Parent’s and any Parent Subsidiary’s existing commercial paper programs or revolving credit facilities, (E) guarantees and other credit support (including pursuant to support agreements) by Parent of existing Indebtedness of any wholly owned Parent Subsidiary in the ordinary course of business or (F) guarantees and other credit support by any Parent Subsidiary of obligations of any wholly owned Parent Subsidiary in the ordinary course of business; provided that, in the case of each of clauses (A) through (F), (1) such actions are not reasonably likely to cause any of Fitch Ratings, Inc., S&P Global Ratings or Moody’s Investors Service to recognize Parent’s corporate credit rating to be less than investment grade and (2) in no event shall any Indebtedness incurred pursuant to this Section 5.2(b)(vii) or any amendment, modification or waiver to any Indebtedness include any term or provision pursuant to which the consummation of the Merger or the other Transactions would reasonably be expected to result in a breach, default or event of default with respect to such Indebtedness or permit the holders of any Indebtedness of Parent or any Parent Subsidiary to accelerate payment of such Indebtedness or require Parent or any Parent Subsidiary to voluntarily or involuntarily redeem, replace or repay such Indebtedness prior to its scheduled maturity;

(viii) Acquisitions; New Line of Business. (A) Acquire (whether by merger, consolidation, purchase or otherwise) any water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, in each case, except (1) in the ordinary course of business and consistent with past practice or (2) acquisitions of such assets that are reasonably expected to be included in the rate base of an applicable Regulated Parent Subsidiary, (B) acquire (whether by merger, consolidation, purchase or otherwise) any assets that are not water or wastewater assets or any equity interests therein, or make investments in any other Person owning, operating or controlling such assets, or (C) enter into any new line of business or conduct any business outside the U.S.;

(ix) Capital Contributions. Make any loans, advances or capital contributions to any other Person, other than (A) in connection with actions permitted by Section 5.2(b)(vii) or Section 5.2(b)(viii), (B) in the ordinary course of business consistent with past practice, (C) between Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, or between wholly owned Parent Subsidiaries or (D) as required pursuant to any obligation in effect as of the date of this Agreement;

(x) Dispositions of Properties or Assets. Sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien, or otherwise dispose in any twelve (12)-month period of more than $200,000,000 in the aggregate of its properties or assets, including the capital stock of Parent Subsidiaries, except (A) dispositions among Parent, on the one hand, and any wholly owned Parent Subsidiary, on the other hand, (B) dispositions among wholly owned Parent Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by Parent or any Parent Subsidiary of its assets in accordance with the terms of restructuring and divestiture plans mandated by any Governmental Entity, (E) Liens arising under existing first mortgage bond or other similar indentures and related securities and agreements of operating Parent Subsidiaries, (F) provisions under existing credit facilities of Parent and the Parent Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Parent Subsidiaries under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith;

(xi) Employee Matters. Except as required by the terms of a Parent Benefit Plan set forth on Section 4.10(a) of the Parent Disclosure Schedule as of the date of this Agreement, by any applicable collective bargaining agreement, by applicable Law or in the ordinary course of business consistent with past practice, (A) materially increase the compensation or other benefits (including equity-based awards), payable or provided to Parent’s directors or officers with a title of Vice President and above; (B) terminate the employment of any current officer of Parent with a title of Senior Vice President and above other than for cause; (C) enter into any employment, change of control or retention agreement with any current or future employee of Parent; (D) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (C) above; or (E) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreement or any other labor-related agreement or arrangement with any Union except in the ordinary course of business consistent with past practice;

(xii) Employee Restrictive Covenants. Waive, release or amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of Parent or any Parent Subsidiary;

(xiii) WARN Act Compliance. Engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state or local Law;

(xiv) Accounting Policies. Materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xv) Taxes. (A) Settle or compromise any material liability for Taxes or any Tax examination, audit, governmental claim, litigation or other proceeding relating to a material amount of Taxes, (B) change or revoke any material Tax election, except in the ordinary course of business, (C) change any Tax accounting period or any material methods of Tax accounting, except as required by GAAP, (D) file any material amended Tax Return, other than any amended Tax Return that is not expected to result in any additional material Tax liability (such as an amended Tax Return that results in an overall Tax refund), (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or non-U.S. Law), (F) agree to an extension or waiver of any statute of limitations regarding the assessment or collection of any material amount of Tax, except in the ordinary course of business, (G) surrender any right to claim a material refund of Taxes or (H) request any material ruling from any Governmental Entity with respect to Taxes (this Section 5.2(b)(xv) being the sole provision of this Section 5.2(b) governing Tax matters);

(xvi) Legal Proceedings. Pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $50,000,000 individually or $100,000,000 in the aggregate in any consecutive twelve (12)-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities; provided that the exceptions set forth in this Section 5.2(b)(xvi) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions; and

(xvii) agree or commit, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary herein, Parent may, and may cause any Parent Subsidiary to, take reasonable good faith actions in compliance with applicable Law with respect to any operational emergencies (including any emergency restoration measures in response to any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures, outages, or an immediate and material threat to the health or safety of natural Persons; provided that Parent shall reasonably consult with the Company with respect to any such actions (prior to taking such actions, to the extent reasonably practicable) and shall consider in good faith feedback from the Company with respect to such actions.

Section 5.3 Access to Information; Confidentiality.

(a) Subject to applicable Law, Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the other Party and its Representatives reasonable access (at such Party’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the Interim Period, to the material properties, books, contracts, commitments, personnel and records of such Party, and during such period, Parent and the

Company shall, and shall cause their respective Subsidiaries to, make available promptly to the other Party (i) to the extent not publicly available, a copy of each material Filing made by it during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as such other Party may reasonably request, in each case, to the extent reasonably necessary to perform, and prepare for the consummation of the Transactions in accordance with its terms; provided, however, that none of Parent or the Company or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such Party, (A) breach any agreement with any third party (provided that, to the extent any document or information is subject to the terms of confidentiality restrictions pursuant to an agreement with a third party, Parent and the Company, as applicable, shall use its reasonable best efforts to obtain the required consent of such third party to disclose such document or information, and develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party), (B) constitute a waiver of the attorney-client or other privilege held by such Party (provided that Parent and the Company, as applicable, shall use its reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), (C) result in access to or disclosure of commercially sensitive information (as determined in Parent’s and the Company’s, as applicable, reasonable discretion), (D) result in access to or the disclosure of (1) any information concerning a Company Competing Proposal (which shall be governed by Section 5.4) or a Parent Competing Proposal (which shall be governed by Section 5.5), as applicable or (2) any information regarding the deliberations of the Parent Board or Company Board, as applicable, with respect to the Transactions or any similar transaction or transactions with any other Person, the entry into this Agreement, or any materials provided to the Parent Board or Company Board, as applicable, in connection therewith or (E) otherwise violate any applicable Law; provided, further, that neither Parent nor the Company nor their respective Representatives shall have the right to conduct any environmental sampling or testing on, under, at or from any of the properties owned, leased or operated by the other Party or its Subsidiaries.

(b) The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be “Proprietary Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of August 25, 2025, between Parent and the Company (the “Confidentiality Agreement”). The Parties hereby agree, pursuant to Section 17 of the Confidentiality Agreement (which permits amendment by mutual written agreement), to amend the Confidentiality Agreement such that its term shall be extended until the earlier of (i) the Effective Time and (ii) twenty-four (24) months after the termination of this Agreement pursuant to Section 7.1.

Section 5.4 No Solicitation by the Company.

(a) The Company shall not, and shall cause the Company Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective Representatives engaged in connection with the Transactions not to, directly or indirectly during the Interim Period: (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any Company Competing Proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a Company Competing Proposal or (ii) participate in any discussions or negotiations with any Person (except for the Company’s Affiliates and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or knowingly cooperate in any way with any such Person with respect to, any Company Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.4). The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, promptly cease and cause to be terminated all existing discussions or negotiations with any Person (except for the Company’s Affiliates and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) with respect to any Company Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person with respect to any such Company Competing Proposal, and terminate all physical and electronic data room access previously granted to any such Person with respect to any such Company Competing Proposal. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, in response to the receipt of a bona fide written Company Competing Proposal made after the date of this Agreement that does not result from a material breach of this Section 5.4 and that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to lead to a Company Superior Proposal, the Company and its Representatives may (A) furnish nonpublic information with respect to the Company and the Company Subsidiaries to the Person making such Company Competing Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided or made available to Parent or its Representatives prior to or substantially concurrently with the provision of such information to such Person) pursuant to an Acceptable Confidentiality Agreement and (B) participate in discussions regarding the terms of such Company Competing Proposal, including the terms of a Company Competing Agreement with respect thereto, and the negotiation of such terms with the Person making such Company Competing Proposal (and such Person’s Representatives). Notwithstanding anything to the contrary herein, the Company may (1) inform a Person that has made a Company Competing Proposal of the provisions of this Section 5.4 and (2) grant a waiver, amendment, modification or release under any confidentiality, standstill or similar agreement, solely to the extent that the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(b) Except as permitted by this Section 5.4(b), and except for the public disclosure of a Company Recommendation Change Notice, neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in each case in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Competing Proposal, (iii) fail to include in the Joint Proxy Statement the Company Board Recommendation, (iv) fail to send to its securityholders, within ten (10) Business Days after the commencement of any tender offer or exchange offer relating to shares of Company Common Stock (or, if earlier, at least two (2) Business Days prior to the Company Shareholder Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) Business Days of Parent’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Company Shareholder Meeting) following the public announcement of any Company Competing Proposal (or any material amendment thereto, including any change to the price or form of consideration); provided that Parent shall not be entitled to make such written request, and the Company Board shall not be required to make such reaffirmation, more than once with respect to any particular Company Competing Proposal (or any material amendment thereto) (any action or failure to act in the foregoing clauses (i) through (v) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in Section 5.4(a) (including the entry into an Acceptable Confidentiality Agreement), Section 5.4(c) and Section 5.4(e), the Company and the Company’s officers and directors shall not, and the Company shall cause the Company Subsidiaries not to, and the Company shall instruct its and the Company Subsidiaries’ Representatives engaged in connection with the Transactions not to, and use its reasonable best efforts to cause its and the Company Subsidiaries’ Representatives not to, directly or indirectly, during the Interim Period, (A) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of the Company Subsidiaries to consummate, execute or enter into, any written letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Competing Proposal, or requiring the Company to abandon or terminate this Agreement (a “Company Competing Agreement”), (B) take any action to make the restrictions of any Takeover Law inapplicable to any transactions contemplated by a Company Competing Proposal or (C) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Company Competing Proposal.

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change if (i) the Company has received a Company Superior Proposal that does not result from a material breach of this Section 5.4 and (ii) the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless (A) the Company Board has provided prior written notice (which itself shall not constitute a Company Adverse Recommendation Change) to Parent (a “Company Recommendation Change Notice”) that it is prepared to effect a Company Adverse Recommendation Change at least four (4) Business Days prior to taking such action, which notice shall specify the basis for such Company Adverse Recommendation Change and attach the most current draft of any Company Competing Agreement with respect to such Company Superior Proposal or, if no draft exists, a summary of the material terms and conditions of such Company Superior Proposal (it being understood that if there has been any subsequent material revision or amendment to the terms of a Company Superior Proposal, a new notice to which the provisions of clauses (B) and (C) of this Section 5.4(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.4(c) shall be deemed to be two (2) Business Days), (B) during the four (4)-Business Day period after delivery of the Company Recommendation Change Notice, if requested by Parent, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement that Parent proposes to make to the terms of this Agreement and (C) at the end of such four (4)-Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by Parent, the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law and that such Company Competing Proposal still constitutes a Company Superior Proposal.

(d) The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Competing Proposal, the material terms and conditions of any such Company Competing Proposal and the identity of the Person making any such Company Competing Proposal. The Company shall (i) keep Parent reasonably informed in all material respects on a reasonably current basis (and in any event no later than twenty-four (24) hours) of the material terms and status (including any material change thereto) of any Company Competing Proposal and (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of any letter of intent, term sheet, memorandum of understanding or similar written materials (including drafts thereof) exchanged between the Company or any Company Subsidiary or any of their Representatives, on the one hand, and any Person making such proposal or any of its Representatives, on the other hand, in each case, that describes or contains any such proposal.

(e) Nothing contained in this Section 5.4 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Company Adverse Recommendation Change shall be subject to the provisions of Section 5.5(c).

(f) For the avoidance of doubt, any violation of the restrictions contained in this Section 5.4 by any Company Subsidiary, or any Representatives of the Company or any Company Subsidiary, shall be deemed to be a breach of this Section 5.4 by the Company.

(g) For purposes of this Agreement:

(i) “Company Competing Proposal” means any proposal or offer, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction in which any Person (or group of Persons) other than Parent and the Parent Subsidiaries (such Person (or group of Persons), a “Company Third Party”) acquires or would acquire, directly or indirectly, (1) business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole or (2)(x) 20% or more of the outstanding Company Common Stock or (y) 20% or more of the aggregate voting power of the surviving entity or a resulting direct or indirect parent of the Company or such surviving entity, (B) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, extraordinary dividend or distribution, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise), pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Company Third Party (or the direct or indirect equityholders of such Company Third Party or the resulting company) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing direct or beneficial ownership of 20% or more of the voting power of the Company, (D) transaction (including any tender offer or exchange offer) in which any Company Third Party (or the direct or indirect equityholders of such Company Third Party or the resulting company) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (E) any combination of the foregoing, in each case, except for this Agreement and the Transactions.

(ii) “Company Superior Proposal” means a bona fide written Company Competing Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Competing Proposal shall be “more than 50%” rather than “20% or more”), which the Company Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such Company Competing Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors, in each case, that are deemed relevant by the Company Board, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the Transactions (after taking into account all adjustments or modifications to the terms thereof, and any revisions to the terms of this Agreement that are committed to in writing by Parent, including pursuant to Section 5.4(c)).

Section 5.5 No Solicitation by Parent.

(a) Parent shall not, and shall cause the Parent Subsidiaries not to, and shall use reasonable best efforts to cause its and their respective Representatives engaged in connection with the Transactions not to, directly or indirectly, during the Interim Period, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) or knowingly facilitate any Parent Competing Proposal or any inquiry regarding, or the making of, a proposal that is or would reasonably be expected to lead to a Parent Competing Proposal or (ii) participate in any discussions or negotiations with any Person (except for Parent’s Affiliates and their respective Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to, or knowingly cooperate in any way with any such Person with respect to, any Parent Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Parent Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.5). Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, promptly cease and cause to be terminated all existing discussions or negotiations with any Person (except Parent’s Affiliates and their respective Representatives or the Company and the Company’s Affiliates and its and their respective Representatives) with respect to any Parent Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person with respect to any such Parent Competing Proposal, and terminate all physical and electronic data room access previously granted to any such Person with respect to any such Parent Competing Proposal. Notwithstanding anything to the contrary herein, at any time prior to obtaining the Parent Stockholder Approval, in response to the receipt of a bona fide written Parent Competing Proposal made after the date of this Agreement that does not result from a material breach of this Section 5.5 and that the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to lead to a Parent Superior Proposal, Parent and its Representatives may (A) furnish nonpublic information with respect to Parent and Parent Subsidiaries to the Person making such Parent Competing Proposal (and its Representatives) (provided that all such information has previously been provided to the Company or is provided or made available to the Company or its Representatives prior to or substantially concurrently with the provision of such information to such Person) pursuant to an Acceptable Confidentiality Agreement and (B) participate in discussions regarding the terms of such Parent Competing Proposal, including the terms of a Parent Competing Agreement with respect thereto, and the negotiation of such terms with the Person making such Parent Competing Proposal (and such Person’s Representatives). Notwithstanding anything to the contrary herein, Parent may (1) inform a Person that has made a Parent Competing Proposal of the provisions of this Section 5.5 and (2) grant a waiver, amendment, modification or release under any confidentiality, standstill or similar agreement, solely to the extent that the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(b) Except as permitted by this Section 5.5(b), and except for the public disclosure of a Parent Recommendation Change Notice, neither the Parent Board nor any committee thereof shall (i) withdraw, change, qualify, withhold or modify in each case in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Parent Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Parent Competing Proposal, (iii) fail to include in the Joint Proxy Statement the Parent Board Recommendation, (iv) fail to send to its securityholders, within ten (10) Business Days after the commencement of any tender offer or exchange offer relating to shares of Parent Common Stock (or, if earlier, at least two (2) Business Days prior to the Parent Stockholder Meeting), a statement disclosing that Parent recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger or (v) fail to publicly reaffirm its recommendation of this Agreement and the Merger within ten (10) Business Days of the Company’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Parent Stockholder Meeting) following the public announcement of any Parent Competing Proposal (or any material amendment thereto, including any change to the price or form of consideration); provided that the Company shall not be entitled to make such written request, and the Parent Board shall not be required to make such reaffirmation, more than once with respect to any particular Parent Competing Proposal (or any material amendment thereto) (any action or failure to act in the foregoing clauses (i) through (v) being referred to as a “Parent Adverse Recommendation Change”). Except as set forth in Section 5.5(a) (including the entry into an Acceptable Confidentiality Agreement), Section 5.5(c) and Section 5.5(e), Parent and Parent’s officers and directors shall not, and Parent shall cause the Parent Subsidiaries not to, and Parent shall instruct its and the Parent Subsidiaries’ Representatives engaged in connection with the Transactions not to, and use its reasonable best efforts to cause its and the Parent Subsidiaries’ Representatives not to, directly or indirectly, during the Interim Period, (A) authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow Parent or any of the Parent Subsidiaries to consummate, execute or enter into, any written letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Parent Competing Proposal, or requiring Parent to abandon or terminate this Agreement (a “Parent Competing Agreement”), (B) take any action to make the restrictions of any Takeover Law inapplicable to any transactions contemplated by a Parent Competing Proposal or (C) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Parent Competing Proposal.

(c) Notwithstanding anything to the contrary herein, at any time prior to obtaining Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation Change if (i) Parent has received a Parent Superior Proposal that does not result from a material breach of this Section 5.5 and (ii) the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to effect a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that the Parent Board may not make such Company Adverse Recommendation Change unless (A) the Parent Board has provided prior written notice (which itself shall not constitute a Parent Adverse Recommendation Change) to the Company (a “Parent Recommendation Change Notice”) that it is prepared to effect a Parent Adverse Recommendation Change at least four (4) Business Days prior to taking such action, which notice shall specify the basis for such Parent Adverse Recommendation Change and attach the most current draft of any Parent Competing Agreement with respect to such Parent Superior Proposal or, if no draft exists, a summary of the material terms and conditions of such Parent Superior Proposal (it being understood that if there has been any subsequent material revision or amendment to the terms of a Parent Superior Proposal, a new notice to which the provisions of clauses (B) and (C) of this Section 5.5(c) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 5.5(c) shall be deemed to be two (2) Business Days), (B) during the four (4)-Business Day period after delivery of Parent Recommendation Change Notice, if requested by the Company, Parent and its Representatives negotiate in good faith with the Company and its Representatives regarding any revisions to this Agreement that the Company proposes to make to the terms of this Agreement and (C) at the end of such four (4)-Business Day period and taking into account any changes to the terms of this Agreement committed to in writing by the Company, the Parent Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make such a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law and that such Parent Competing Proposal still constitutes a Parent Superior Proposal.

(d) Parent shall promptly (and in any event within twenty-four (24) hours) advise the Company in writing of the receipt of any Parent Competing Proposal, the material terms and conditions of any such Parent Competing Proposal and the identity of the Person making any such Parent Competing Proposal. Parent shall (i) keep the Company reasonably informed in all material respects on a reasonably current basis (and in any event no later than twenty-four (24) hours) of the material terms and status (including any material change thereto) of any Parent Competing Proposal and (ii) provide to the Company as soon as reasonably practicable after receipt or delivery thereof copies of any letter of intent, term sheet, memorandum of understanding or similar written materials (including drafts thereof) exchanged between Parent or any Parent Subsidiary or any of their Representatives, on the one hand, and any Person making such proposal or any of its Representatives, on the other hand, in each case, that describes or contains any such proposal.

(e) Nothing contained in this Section 5.5 shall prohibit Parent from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a Parent Adverse Recommendation Change shall be subject to the provisions of Section 5.4(c).

(f) For the avoidance of doubt, any violation of the restrictions contained in this Section 5.5 by any Parent Subsidiary, or any Representatives of Parent or any Parent Subsidiary, shall be deemed to be a breach of this Section 5.5 by Parent.

(g) For purposes of this Agreement:

(i) “Parent Competing Proposal” means any proposal or offer, with respect to any (A) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction in which any Person (or group of Persons) other than the Company and the Company Subsidiaries (such Person (or group of Persons) a “Parent Third Party”) acquires or would acquire, directly or indirectly, (1) business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole or (2)(x) 20% or more of the outstanding Parent Common Stock or (y) 20% or more of the aggregate voting power of the surviving entity or a resulting direct or indirect parent of Parent or such surviving entity, (B) sale, lease, contribution, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, extraordinary dividend or distribution, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) pursuant to which any Parent Third Party acquires or would acquire, directly or indirectly, business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or fair market value of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Parent Third Party (or the direct or indirect equityholders of such Parent Third Party or the resulting company) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing direct or beneficial ownership of 20% or more of the voting power of Parent, (D) transaction (including any tender offer or exchange offer) in which any Parent Third Party (or the direct or indirect equityholders of such Parent Third Party or the resulting company) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of Parent or (E) any combination of the foregoing, in each case, except for this Agreement and the Transactions.

(ii) “Parent Superior Proposal” means a bona fide written Parent Competing Proposal (provided that, for purposes of this definition, the applicable percentage in the definition of Parent Competing Proposal shall be “more than 50%” rather than “20% or more”), which the Parent Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such Parent Competing Proposal, the identity of the Person making the proposal and any financing required for such proposal, the ability of the Person making such proposal to obtain such required financing and the level of certainty with respect to such required financing, and such other factors, in each case, that are deemed relevant by the Parent Board, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Parent Common Stock than the Transactions (after taking into account all adjustments or modifications to the terms thereof, and any revisions to the terms of this Agreement that are committed to in writing by Parent, including pursuant to Section 5.5(c)).

Section 5.6 Preparation of the Form S-4 and the Joint Proxy Statement; Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Parent and the Company shall jointly prepare (A) a proxy statement relating to the Parent Stockholder Meeting and a proxy statement relating to the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) in preliminary form and (B) a registration statement on Form S-4, which shall include the Joint Proxy Statement as a prospectus relating to the registration of shares of Parent Common Stock to be issued in connection with the Merger (the “Form S-4”), and (ii) Parent shall file the Form S-4 and Joint Proxy Statement with the SEC, in coordination with the Company. Each of the Parties shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger. Each of the Parties shall furnish all information concerning itself and its Affiliates to the other Party, and provide such other assistance, as may be reasonably requested by the other Party or its outside legal counsel in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement.

(b) Parent agrees that (i) none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first sent to Parent’s stockholders and the Company’s shareholders or at the time of the Parent Stockholder Meeting and the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first sent to Parent’s stockholders and the Company’s shareholders or at the time of the Parent Stockholder Meeting and the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement, the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(c) Each of Parent and the Company shall promptly notify the other Party after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement and shall provide the other Party with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand. Each of Parent and the Company shall:

(i) use its reasonable best efforts to (A) respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement and (B) have the SEC advise Parent and the Company as promptly as reasonably practicable that the SEC has no further comments on the Joint Proxy Statement;

(ii) file the Joint Proxy Statement in definitive form with the SEC and cause such definitive Joint Proxy Statement to be sent to the stockholders of Parent and the shareholders of the Company as promptly as reasonably practicable after the SEC advises Parent and the Company that the SEC has no further comments on the Joint Proxy Statement; and

(iii) subject to Section 5.4(c) and Section 5.5(c), include the Parent Board Recommendation and the Company Board Recommendation in the preliminary and definitive Joint Proxy Statements.

Notwithstanding anything to the contrary herein, prior to filing the Form S-4 or the Joint Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Joint Proxy Statement or mailing the Joint Proxy Statement in definitive form to the stockholders of Parent or to the shareholders of the Company, each of Parent and the Company shall provide the other Party with a reasonable opportunity to review and comment on such document or response and consider in good faith any of the other Party’s comments thereon.

(d) If, prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s shareholders. Nothing in this Section 5.6(d) shall limit the obligations of any Party under Section 5.6(a).

(e) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s shareholders. Nothing in this Section 5.6(e) shall limit the obligations of any Party under Section 5.6(a).

(f) Parent (in consultation with the Company) shall set a single record date for Persons entitled to notice of, and to vote at, the Parent Stockholder Meeting and shall not change such record date (whether in connection with the Parent Stockholder Meeting or any adjournment or postponement thereof) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Parent Stockholder Meeting in accordance with the Delaware General Corporation Law and the rules of the NYSE for the purpose of obtaining the Parent Stockholder Approval, and, subject to Section 5.5(c), through the Parent Board, recommend to its stockholders and solicit in favor of the approval of the Parent Common Stock Issuance. Except with the Company’s prior written consent, Parent may only postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholder Meeting; provided that Parent shall postpone or adjourn the Parent Stockholder Meeting once for up to thirty (30) days upon the reasonable request of the Company.

(g) The Company (in consultation with Parent) shall set a single record date for Persons entitled to notice of, and to vote at, the Company Shareholder Meeting and shall not change such record date (whether in connection with the Company Shareholder Meeting or any adjournment or postponement thereof) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, duly call, give notice of, convene and hold the Company Shareholder Meeting in accordance with the Pennsylvania Entity Laws and the rules of the NYSE for the purpose of obtaining the Company Shareholder Approval and, subject to Section 5.4(c), through the Company Board, recommend to its shareholders and solicit in favor of adoption of the this Agreement. Except with Parent’s prior written consent, the Company may only postpone or adjourn the Company Shareholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of the Company prior to the Company Shareholder Meeting; provided that the Company shall postpone or adjourn the Company Shareholder Meeting once for up to thirty (30) days upon the reasonable request of Parent.

(h) Each of the Company and Parent shall use reasonable best efforts to hold the Company Shareholder Meeting and the Parent Stockholder Meeting, respectively, at the same time and on the same date as the other Party and as soon as reasonably practicable after the date of this Agreement.

(i) Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the only matters to be voted upon at the Company Shareholder Meeting are (i) the Merger, (ii) any adjournment of the Company Shareholder Meeting, (iii) any other matters of a purely administrative nature and as mutually agreed by Parent and the Company and (iv) any other matters that are required by applicable Law.

(j) Unless this Agreement has been terminated in accordance with Section 7.1, the Company’s obligation to call, give notice of and hold the Company Shareholder Meeting in accordance with Section 5.6(g) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Adverse Recommendation Change.

(k) Without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), the only matters to be voted upon at the Parent Stockholder Meeting are (i) the Parent Common Stock Issuance, (ii) any adjournment of the Parent Stockholder Meeting, (iii) any other matters of a purely administrative nature as mutually agreed by the Company and Parent and (iv) any other matters that are required by applicable Law.

(l) Unless this Agreement has been terminated in accordance with Section 7.1, Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 5.6(f) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Competing Proposal, or by any Parent Adverse Recommendation Change.

Section 5.7 Employee Matters.

(a) From the Effective Time until the end of the calendar year following the calendar year during which the Effective Time occurs, Parent shall provide, or shall cause to be provided, to each Company Employee who is employed by the Company immediately prior to the Effective Time whose employment with the Company (or Parent or any Parent Subsidiary) continues after the Effective Time (each, a “Continuing Employee”) (other than such employees covered by collective bargaining agreements), while employed (i) base salary or wage rate, target annual cash incentive opportunity and target long-term performance opportunity that are no less favorable, in the aggregate, than the base salary or wage rate, target annual cash incentive opportunity and target long-term performance opportunity provided to such Continuing Employee as of immediately prior to the Effective Time; provided that (A) Parent shall provide, or shall cause to be provided, to each Continuing Employee with at least the same base salary or wage rate as provided to such Continuing Employee as of immediately prior to the Effective Time and (B) any long-term performance opportunities provided may be cash-based or equity-based as determined by Parent in its sole discretion, and (ii) employee benefits (excluding defined benefit pension benefits, retiree health or welfare benefits, equity-based compensation or change in control, transaction or retention bonuses (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee under Company Benefit Plans as of immediately prior to the Closing Date. In the case of any Continuing Employee whose terms and conditions of employment are subject to a collective bargaining agreement, Parent shall provide for such continued employment to be on such terms and conditions as may be required under that collective bargaining agreement. Nothing contained in this Section 5.7 whether express or implied shall require Parent, any Parent Subsidiary or the Surviving Corporation to continue the employment of any Continuing Employee.

(b) Any Continuing Employee whose employment is terminated by Parent, the Company or any Affiliate thereof without cause during the twelve (12)-month period following the Effective Time, and who is not eligible to receive severance benefits pursuant to an individual agreement with the Company or a Company Subsidiary, shall be eligible to receive severance benefits as specified in Section 5.7(b) of the Company Disclosure Schedule, subject to the Continuing Employee entering into a customary release of claims.

(c) For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited for his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan or retiree welfare benefit plan unless otherwise required by a collective bargaining agreement. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonably efforts to cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to (A) cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or the Company Subsidiaries in which such employee participated immediately prior to the Effective Time, and (B) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) The Parties agree to the matters set forth in Section 5.7(d) of the Company Disclosure Schedule.

(e) Prior to the Effective Time, the Company shall cause the applicable Company Subsidiaries to satisfy all legal or contractual requirements to provide notice to, or to enter into any consultation procedure with, any Union which is representing any Company Employee in connection with the Transactions contemplated by this Agreement.

(f) Following the Effective Time, Parent shall cause the Surviving Corporation’s applicable Subsidiaries to continue to honor the terms of each applicable collective bargaining agreement until such collective bargaining agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(g) The Parties acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of the Parties, and that nothing in this Section 5.7, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any current or former employees or other service providers of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof or (B) to continued employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Old Plan or New Plan or (iii) shall limit the right of Parent or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Old Plan or New Plan.

Section 5.8 Regulatory Approvals; Third-Party Consents; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Parties shall use their respective reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions and Consents, including the HSR Clearance, the Company Regulatory Approvals and the Parent Regulatory Approvals, from Governmental Entities and the making of all necessary Filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity and (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall use their respective reasonable best efforts to:

(i) make, or cause to be made, in consultation and cooperation with the other Party, at a mutually agreeable time after the date of this Agreement, (A) an appropriate Filing pursuant to the HSR Act relating to the Merger and thereafter any other required submissions under the HSR Act, (B) all other necessary Filings relating to the Merger under any other applicable Antitrust Law and (C) all necessary Filings with the FCC;

(ii) make, or cause to be made, in consultation and cooperation with the other Party, all necessary Filings with other Governmental Entities relating to the Merger, including any such Filings with the Applicable PSCs, as promptly as practicable after the date hereof (and use reasonable best efforts to make, or cause to be made, such Filings within sixty (60) days after the date hereof, which may be extended by mutual agreement of the Parties (such consent not to be unreasonably withheld, conditioned or delayed));

(iii) shall furnish to the other Party all assistance, cooperation and information reasonably required for any such Filing made by such Party and in order to achieve the effects set forth in this Section 5.8; and

(iv) subject to Section 5.8(e), (A) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, the FTC, the DOJ or the Applicable PSCs may assert under Regulatory Law with respect to the Transactions so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the End Date), including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or the Parent Subsidiaries or Parent’s Affiliates or of the Company or the Company Subsidiaries or the Company’s Affiliates and (2) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or any Parent Subsidiary’s (including the Surviving Corporation’s) or Parent’s Affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of Parent’s or any Parent Subsidiary’s (including the Surviving Corporation’s) businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, and (B) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other Party with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person, by telephone or other telecommunication, with any Governmental Entity in connection with the proposed transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.

(c) Parent and the Company shall jointly be responsible for, and Parent shall take the lead in, scheduling and conducting any meeting with any Governmental Entity or any intervenor in any proceeding relating to the HSR Clearance, a Parent Regulatory Approval or a Company Regulatory Approval, coordinating, preparing and making any applications and Filings with, and communicating with and resolving any investigation or other inquiry of, any agency or other Governmental Entity, and determining the strategy and timing for, and making all material decisions relating to, obtaining the HSR Clearance, the Parent Regulatory Approvals and Company Regulatory Approvals and any other approvals from any Governmental Entity or other Person necessary, proper or advisable to consummate the Merger.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.8, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a Party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such Party has, prior to such termination, complied with its obligations under this Agreement, including this Section 5.8.

(e) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.8 shall be construed to require the Company, Parent or any of their respective Affiliates to undertake any efforts or take any action (including agreeing to accept or accepting any terms, conditions, liabilities, obligations, commitments, sanctions or other measures and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of the Company, Parent or any of their respective Affiliates) as may be required to resolve objections, if any, of the FTC, the DOJ or Applicable PSC (or any other Governmental Entity that may assert jurisdiction under applicable Law and to which the Parties deem it necessary, proper or advisable to obtain or make a Consent or Filing with such Governmental Entity to consummate the Merger), if the taking of such efforts or action with respect thereto would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of Parent and the Parent Subsidiaries and Parent’s Affiliates, taken as a whole, or the Company and the Company Subsidiaries and the Company’s Affiliates, taken as a whole (any of the foregoing effects, a “Burdensome Effect”); provided that, for purposes of determining whether a potential adverse effect would constitute a Burdensome Effect, Parent and the Parent Subsidiaries and Parent’s Affiliates, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Company and the Company Subsidiaries and the Company’s Affiliates, taken as a whole. Notwithstanding the foregoing, no undertakings, commitments, actions, terms, conditions or obligations set forth in Section 1.7, Section 1.8 or Section 5.20 shall constitute or be taken into account in determining whether there has been a Burdensome Effect. Neither Parent nor the Company shall accept, or agree to accept, any commitments, actions or conditions in connection with the Merger pursuant to any settlement or otherwise with any Applicable PSC or any other Person without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this Section 5.8 shall obligate Parent or the Company or any of their respective Subsidiaries or Affiliates to take any action that is not conditioned on the Closing.

(f) Neither the Company nor Parent shall, and each shall cause its respective Subsidiaries and Affiliates not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to (i) materially increase the risk of not obtaining any Consent or Filing contemplated by this Section 5.8 prior to the End Date or (ii) result in a Consent being required from a state public utility commission (other than an Applicable PSC) in connection with the consummation of the Transactions, and, subject to applicable Law, including any Antitrust Law, each of the Company and Parent shall promptly notify and consult with the other Party with respect to any contemplated action of the type described in clauses (i) or (ii).

Section 5.9 Takeover Laws. If any Takeover Law becomes applicable to the Transactions, each of Parent, the Parent Board, the Company and the Company Board shall use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Law on the Transactions.

Section 5.10 Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change (or any response thereto) or a Company Recommendation Change Notice (or any response thereto), (b) a Parent Adverse Recommendation Change (or any response thereto) or a Parent Recommendation Change Notice (or any response thereto), (c) any dispute between or among the Parties regarding this Agreement or the Transactions and (d) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC Filings, Q&As or other publicly disclosed documents, in each case under this clause (d), to the extent such disclosure is still accurate in all material respects, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or making any other public statement with respect to this Agreement or the Transactions, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party reasonably concludes (based upon advice of its outside legal counsel) is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to this Agreement shall be in a form agreed to by the Parties.

Section 5.11 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of Company Personnel as provided in the Company Organizational Documents or the Organizational Documents of the Company Subsidiaries or in any agreement to which the Company or any Company Subsidiary is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company Organizational Documents and any Organizational Documents of the Company Subsidiaries in effect as of the date hereof or in any indemnification agreements of the Company or the Company Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any Company Subsidiary; provided, however, that all rights to indemnification in respect of any Claim pending, asserted or made within such period shall continue until the disposition or resolution of such Claim. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.11.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each Company Personnel and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Claim to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (provided that any Claim may only be settled with the prior written consent of Parent, not to be unreasonably withheld) in connection with any actual or threatened Claim, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Claim, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Claim.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Closing Date maintained by the Company and the Company Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six (6)-year period provided for in this Section 5.11(c), that provides coverage not materially less favorable than the coverage described above.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Company Organizational Documents or the Organizational Documents of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the Pennsylvania Entity Laws or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.11.

Section 5.12 Integration Planning Committee. Subject to applicable Law, including any Antitrust Law, as soon as reasonably practicable after the date hereof, the Parties shall create a special transition committee to oversee integration planning, including consulting with respect to operations and major regulatory decisions, and after the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the Transactions, providing post-Closing operations recommendations (the “Integration Planning

Committee”). The Integration Planning Committee shall be co-led by a designee of each of Parent and the Company. Notwithstanding anything herein to the contrary, the members of the Integration Planning Committee designated by Parent shall have the authority, on behalf of Parent, to provide any consents or approvals required to be given by Parent pursuant to Section 5.1, and the members of the Integration Planning Committee designated by the Company shall have the authority, on behalf of the Company, to provide any consents or approvals required to be given by the Company pursuant to Section 5.2.

Section 5.13 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties acknowledge and agree that:

(a) (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations; and

(b) (i) nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or any Parent Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ respective operations.

Section 5.14 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Tax Matters.

(a) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case, if such Party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

(b) Each of Parent and the Company shall use reasonable best efforts to obtain, and reasonably cooperate with the other Party in connection with the issuance to Parent or the Company of any Tax opinion(s) of counsel (i) required to be issued in connection with the declaration of effectiveness of the Form S-4 by the SEC regarding the U.S. federal income tax treatment of the Merger or (ii) reasonably necessary to confirm (or otherwise permit one or more of the Parties to report the Merger consistently with) the Intended Tax Treatment, in each case, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Parent or of the Company, as applicable) that contain customary representations reasonably necessary or appropriate for such counsel to render such opinions.

(c) Each of Parent and the Company shall (and shall cause its respective Subsidiaries and Affiliates to) use its commercially reasonable efforts (i) to cause the Merger to qualify for the Intended Tax Treatment with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action, or fail to take or cause to be taken any action, which action, failure or cessation, as applicable, could reasonably be expected to cause the Merger to fail to or cease to qualify for the Intended Tax Treatment; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of this Agreement shall not constitute a breach of this Section 5.15(c).

(d) Except as prohibited by applicable Law, the Parties shall (and shall cause their respective Subsidiaries and Affiliates to) report and treat the Merger for U.S. federal, state and other applicable income tax purposes in accordance with the Intended Tax Treatment (and comply with all reporting and recordkeeping requirements applicable to the Merger that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no tax position inconsistent with reporting and treating the Merger for U.S. federal, state and other applicable income tax purposes in accordance with the Intended Tax Treatment.

(e) Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any Company Subsidiary immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a direct liability of shareholders of the Company.

Section 5.16 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as Merger Consideration to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Parties shall use their respective reasonable best efforts to facilitate the commencement of the delisting of the Company and of the Company Common Stock from the NYSE and the deregistration of such Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.18 Transaction Litigation. Each of the Company and Parent and shall promptly notify the other Party of any litigation commenced after the date of this Agreement of which it has received notice relating to this Agreement, the Merger or the other Transactions that is brought against the Company or Parent or members of the Company Board or the Parent Board (“Transaction Litigation”). Each of the Company and Parent shall reasonably consult with the other Party with respect to the defense or settlement of any Transaction Litigation and shall provide such other Party the opportunity to participate in (but not control) such defense and settlement and shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the other Party’s consent (not to be unreasonably withheld, conditioned or delayed).

Section 5.19 Dividends. During the Interim Period, each of the Company and Parent shall coordinate with the other Party regarding the declaration and payment of dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Company and Parent that no holder of Company Common Stock or Parent Common Stock shall receive two (2) dividends, or fail to receive one (1) dividend, for any single calendar quarter with respect to its shares of Company Common Stock or Parent Common Stock (including Parent Common Stock issued in connection with the Merger), as the case may be.

Section 5.20 Headquarters and Operations of Parent.

(a) Following the Effective Time, Parent shall:

(i) retain its current name; and

(ii) maintain its headquarters and principal corporate offices in Camden, New Jersey.

(b) Following the Effective Time, Parent shall, and shall cause its Subsidiaries to, maintain substantial operations within the Commonwealth of Pennsylvania, including (i) maintaining the Company’s office complex located in Bryn Mawr, Pennsylvania for a period of five (5) years immediately following the Effective Time and (ii) maintaining the headquarters and principal corporate offices for the Company’s gas business in Pittsburgh, Pennsylvania, in the case of clause (ii), in accordance with the Company’s settlement with the Pennsylvania Public Utility Commission in connection with the acquisition of the Company’s gas business.

Section 5.21 Charitable Contributions. During the two (2)-year period immediately following the Effective Time, Parent shall provide, directly or indirectly, community development and charitable contributions within the service areas of the Company and the Company Subsidiaries that are utilities at levels consistent with the levels of community development and charitable contributions historically provided by the Company and the Company Subsidiaries, and thereafter, at levels consistent with those provided by Parent and the Parent Subsidiaries within their service areas.

Section 5.22 Indebtedness.

(a) During the Interim Period, the Parties shall cooperate in good faith to mutually determine and use commercially reasonable efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and the other Transactions, regarding each Party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to Indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its Subsidiaries’ credit agreements or notes. Notwithstanding the foregoing, and without limiting Section 5.23, in the event that a Specified Debt Amendment has not been obtained in respect of the Specified Debt Agreement prior to the date that is thirty (30) days prior to the anticipated Closing Date, the Company shall use commercially reasonable efforts to deliver (or cause to be delivered) to Parent, on or prior to the Closing Date (with drafts delivered at least five (5) Business Days prior to the anticipated Closing Date), a fully executed copy of a customary payoff letter with respect to the obligations under the Specified Debt Agreement.

(b) Notwithstanding the foregoing, and without limiting Section 5.23, as soon as reasonably practicable, the Company shall use its commercially reasonable efforts to (i) (A) commence offers to prepay (including change in control offers) all of the notes issued pursuant to the 2016 Note Purchase Agreement on such terms and conditions that are set forth in Section 8.7 thereof and (B) cause the Company Subsidiaries, and direct its and their respective non-legal Representatives, to provide all cooperation reasonably requested by Parent in connection with any such prepayment or (ii) obtain a waiver of, or an amendment or modification to the 2016 Note Purchase Agreement such that the consummation of the Merger shall not constitute a “Change in Control” or a “Control Event” (each term as defined in the 2016 Note Purchase Agreement); provided that, in the case of clauses (i) and (ii), any such prepayment, waiver, amendment or modification must be conditioned on the occurrence of the Closing and consummated or executed and delivered on or prior to the Closing Date.

Section 5.23 Third Party Consents. Prior to the Closing, each Party shall use its commercially reasonable efforts, subject to and in accordance with applicable Law, to obtain, and to cooperate in obtaining, all Consents from third parties (other than Governmental Entities) necessary to consummate and make effective the Transactions; provided that any material amendment, waiver or other modification to the Specified Debt Agreement or the 2016 Note Purchase Agreement that is not contemplated by Section 5.22 shall be in form and substance reasonably satisfactory to Parent; provided, further, that no Party shall be required to (a) incur any liability or pay any consent fees in order to obtain any such Consent which would require any such fees to be payable prior to the Closing Date, (b) agree to any amendment to, or modification of, any Contract, or to waive any rights thereunder, as a condition to obtaining such Consent if such amendment, modification or waiver would be effective prior to the Closing Date or (c) unreasonably interfere with any customer relationship of such Party or any of its Affiliates.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. Each of the Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) No Legal Restraint. No (i) Judgment issued by any court or Governmental Entity that prevents, makes illegal or prohibits the consummation of the Merger, whether preliminary, temporary or permanent, shall be in effect and (ii) Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity after the date of this Agreement which prevents, makes illegal or prohibits the consummation of the Merger (any such Judgment or Law, a “Legal Restraint”).

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or the waiver by the Company on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein (i) with respect to Section 4.1(a), Section 4.1(b), Section 4.2(b), Section 4.3(a), Section 4.5(a) and Section 4.14 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all material respects, (ii) with respect to Section 4.2(a) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all respects (except for de minimis inaccuracies), and (iii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants and Agreements. Each of Parent and Merger Sub shall have in all material respects performed or complied with all covenants and other agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Officer’s Certificates. The Company shall have received from Parent a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) Required Regulatory Approvals. (i) The Company Regulatory Approvals and the Parent Regulatory Approvals shall have been obtained and the expiration or termination of the waiting periods or agreements between the Parties and a Governmental Entity not to close the transaction embodied in a “timing agreement” (and any extensions thereof) required under the HSR Act applicable to the Merger and the Transactions (such termination or expiration, the “HSR Clearance”) shall have occurred at or prior to the Effective Time, and such approvals shall have become Final Orders and (ii) such Final Orders shall not impose terms or conditions that, individually or in the aggregate, constitute a Burdensome Effect. For purposes of this Article VI, a “Final Order” means a Judgment by the relevant Governmental Entity that (A) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect and (B) with respect to which, if applicable, any mandatory waiting period expressly prescribed by Law before the Merger may be consummated has expired or been terminated; provided that the HSR Clearance (i.e., the expiration or termination of the waiting periods (and any extensions thereof) required under the HSR Act) shall constitute a Final Order once such waiting periods or agreements between the Parties and a Governmental Entity not to close the transaction embodied in a “timing agreement” have expired or been terminated.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or the waiver by Parent on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth herein (i) with respect to Section 3.1(a), Section 3.1(b), Section 3.2(b), Section 3.3(a), Section 3.5(a) and Section 3.14 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all material respects, (ii) with respect to Section 3.2(a) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all respects (except for de minimis inaccuracies), and (iii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Agreements. The Company shall have in all material respects performed and complied with all covenants and other agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificates. Parent shall have received from the Company a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Required Regulatory Approvals. (i) The Company Regulatory Approvals and the Parent Regulatory Approvals shall have been obtained and the HSR Clearance shall have occurred at or prior to the Effective Time, and such approvals shall have become Final Orders and (ii) such Final Orders shall not impose terms or conditions that, individually or in the aggregate, constitute a Burdensome Effect.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company or the stockholders of Parent:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Merger shall not have been consummated on or prior to the eighteen (18)-month anniversary of the date hereof (the “End Date”); provided, however, that if all of the conditions to Closing contained in Article VI shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b) (No Legal Restraints), Section 6.2(e) (Required Regulatory Approvals) or Section 6.3(e) (Required Regulatory Approvals)), the End Date shall automatically be extended by an additional three (3) months after the End Date (the “First Extended End Date”); provided, further, that if, on the First Extended End Date, all of the conditions to Closing contained in Article VI shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b) (No Legal Restraints), Section 6.2(e) (Required Regulatory Approvals) or Section 6.3(e) (Required Regulatory Approvals)), then either the Company or Parent may, by written notice to the other Party, further extend the End Date for an additional three (3) months (the “Second Extended End Date”); provided, further, that if the End Date shall occur (i) during any mandatory waiting period prescribed by Law, the End Date shall be extended until the third (3rd) Business Day after the expiration of such waiting period or (ii) during the three (3)-Business Day period referred to in Section 1.2, the End Date shall be extended until the Business Day immediately after the expiration of such three (3)-Business Day period, and all references to the term “End Date” herein shall mean the End Date as extended pursuant to this Section 7.1(b), including, as applicable, the First Extended End Date and the Second Extended End Date; provided, moreover, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if such Party is then in material breach of any of its covenants or other agreements under this Agreement and such breach has been the principal cause of or principally resulted in the failure of the Closing to have occurred prior to the End Date;

(c) by either the Company or Parent if any Legal Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party if such failure to satisfy the condition set forth in Section 6.1(b) was principally caused by or principally resulted from a material breach by such Party of its covenants or other agreements under this Agreement;

(d) by either the Company or Parent if the Company Shareholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained;

(e) by either the Company or Parent if the Parent Stockholder Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;

(f) by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent and (B) three (3) Business Days prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(f) shall not be available to the Company if the Company is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be capable of being satisfied;

(g) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) cannot be cured or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company and (B) three (3) Business Days prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(g) shall not be available to Parent if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be capable of being satisfied;

(h) by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to enter into a written definitive agreement for a Company Superior Proposal, if the Company has complied with its obligations under Section 5.4(c); provided that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee substantially concurrently with such termination in accordance with Section 7.2 (provided, further, that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions);

(i) by Parent, at any time prior to obtaining the Parent Stockholder Approval, in order to enter into a written definitive agreement for a Parent Superior Proposal, if Parent has complied with its obligations under Section 5.5(c); provided that any such purported termination by Parent pursuant to this Section 7.1(i) shall be void and of no force or effect unless Parent pays to the Company the Parent Termination Fee substantially concurrently with such termination in accordance with Section 7.2 (provided, further, that the Company shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions);

(j) by the Company, if there has been a Parent Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.1(j) shall not be available to the Company if the Parent Stockholder Approval has been obtained at the Parent Stockholder Meeting; and

(k) by Parent, if there has been a Company Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.1(k) shall not be available to Parent if the Company Shareholder Approval has been obtained at the Company Shareholder Meeting.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the last sentence of Section 5.3(b), Section 7.2, and the applicable provisions of Article VIII), and there shall be no other liability on the part of the Company or Parent to the other Party except for liabilities or damages (which, the Parties acknowledge and agree, (i) in the case of liabilities or damages payable by Parent, shall be based upon the loss of the benefit of the bargain by the Company and its shareholders (including any lost premium), and (ii) in the case of liabilities or damages payable by the Company, shall be based upon the loss of the benefit of the bargain by Parent and its stockholders) incurred or suffered as a result of a Willful Breach by such Party of its covenants or other agreements set forth in this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2 Effect of Termination.

(a) Parent and the Company agree that:

(i) if this Agreement is terminated by (A) Parent pursuant to Section 7.1(k) (Company Adverse Recommendation Change) or (B) the Company pursuant to Section 7.1(h) (Company Superior Proposal); or

(ii) (A) if this Agreement is terminated (1) by Parent pursuant to Section 7.1(g) (Breach of Company Representations or Covenants) and the breach or other circumstance giving rise to such termination was willful or (2) by the Company or Parent pursuant to Section 7.1(b) (End Date) or Section 7.1(d) (No Company Shareholder Approval), (B) prior to any such termination, any Person shall have made a Company Competing Proposal which shall have been publicly announced or disclosed and not publicly withdrawn, and (C) within twelve (12) months after such termination of this Agreement, the Company shall have entered into a Company Competing Agreement, then the Company shall pay to Parent the Company Termination Fee. Any Company Termination Fee shall be paid to Parent by the Company in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to Section 7.2(a)(i)(B), (y) within five (5) Business Days after termination in the case of a termination pursuant to Section 7.2(a)(i)(A) and (z) upon the execution of or entry into a Company Competing Agreement in the case of a termination pursuant to Section 7.2(a)(ii).

(b) Parent and the Company agree that:

(i) if this Agreement is terminated by (A) the Company pursuant to Section 7.1(j) (Parent Adverse Recommendation Change) or (B) Parent pursuant to Section 7.1(i) (Parent Superior Proposal); or

(ii) (A) if this Agreement is terminated (1) by the Company pursuant to Section 7.1(f) (Breach of Parent Representations or Covenants) and the breach or other circumstance giving rise to such termination was willful or (2) by the Company or Parent pursuant to Section 7.1(b) (End Date) or Section 7.1(e) (No Parent Stockholder Approval), (B) prior to any such termination, any Person shall have made a Parent Competing Proposal which shall have been publicly announced or disclosed and not publicly withdrawn, and (C) within twelve (12) months after such termination of this Agreement, Parent shall have entered into a Parent Competing Agreement, then Parent shall pay to the Company the Parent Termination Fee. Any Parent Termination Fee shall be paid to the Company by Parent in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to Section 7.2(b)(i)(B), (y) within five (5) Business Days after termination in the case of a termination pursuant to Section 7.2(b)(i)(A) and (z) upon the execution of or entry into a Parent Competing Agreement in the case of a termination pursuant to Section 7.2(b)(ii).

(c) Solely for purposes of this Section 7.2, “Company Competing Proposal” and “Parent Competing Proposal” shall have the meanings ascribed thereto in Section 5.4(g)(i) and Section 5.5(g)(i), respectively, except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(d) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Company Termination Fee or the Parent Termination Fee, as applicable, is required to be paid pursuant to this Section 7.2, and the Company Termination Fee or the Parent Termination Fee, as applicable, is paid, then payment of such fee, together with any costs, expenses and interest payable pursuant to Section 7.2(e), shall be the sole and exclusive remedy of the other Party and its shareholders or stockholders, as applicable, and the paying Party shall have no further liability to the other Party or any of its respective Affiliates or Representatives or such Party’s shareholders or stockholders, as applicable, with respect to this Agreement or the Transactions; provided that, in all circumstances in which this Agreement is terminated and the Company Termination Fee or the Parent Termination Fee, as applicable, is not required to be paid pursuant to this Section 7.2, nothing herein shall release any Party from liability or damages incurred or suffered as a result of a Willful Breach by such Party of its covenants or other agreements set forth in this Agreement. The Parties acknowledge and agree that in no event shall a Party be required to pay the Company Termination Fee or the Parent Termination Fee on more than one occasion.

(e) Each Party acknowledges and agrees that the agreements contained in this Section 7.2 are integral parts of the Transactions and that, without these agreements, such Party would not enter into this Agreement. Each Party further acknowledges and agrees that payment of the Company Termination Fee and Parent Termination Fee, as applicable, if, as and when required pursuant to this Section 7.2, shall not constitute a penalty but rather will constitute liquidated damages, in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, (i) if Parent fails to pay the Parent Termination Fee pursuant to Section 7.2(b) when due, and, in order to obtain such payment, the Company commences a Claim that results in a Judgment against Parent for the Parent Termination Fee, Parent shall pay to the Company, together with the Parent Termination Fee, the Company’s costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, and interest on the Parent Termination Fee for the period commencing as of the date such payment was required to be made and ending on the date such payment is actually paid to the Company at a rate per annum equal to the Prime Rate in effect on the date such payment was required to be made, or (ii) if the Company fails to pay the Company Termination Fee pursuant to Section 7.2(a) when due, and, in order to obtain such payment, Parent commences a Claim that results in a Judgment against the Company for the Company Termination Fee, the Company shall pay to Parent, together with the Company Termination Fee, Parent’s costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Claim, and interest on the Company Termination Fee for the period commencing as of the date such payment was required to be made and ending on the date such payment is actually paid to Parent at a rate per annum equal to the Prime Rate in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations, Warranties, Covenants and Agreements; Recourse Limitations.

(a) None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

(b) Any opinion, projection, forecast, statement, budget, estimate, advice or other information with respect to the projections, budgets, or estimates of future revenues, results of operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of another Party or its Subsidiaries (collectively, “Projections”) that may have been provided or made available by such Party or its Representatives has been provided on a non-reliance basis without any representation or warranty. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedule), in Article IV (as modified by the Parent Disclosure Schedule) or in any certificate delivered by a Party to another Party in accordance with the terms hereof (the “Express Representations”), each Party (i) specifically acknowledges and agrees that none of the Parties or any of their Representatives or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law or in equity), including with respect to such Party or its Subsidiaries or Affiliates or any of their respective businesses, assets, employees,

Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (ii) specifically acknowledges and agrees to each other Party’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection, (iii) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) against any Person (including any other Party) based on, arising out of, relating to or in connection with any Projection or any other information provided by or on behalf of any other Party (including the accuracy, completeness or materiality thereof) and (iv) agrees that the sole recourse under this Agreement shall be against the other Parties and that no other Person (including the Representatives, stockholders or shareholders of the other Parties) shall have any liability or obligation (and, in furtherance thereof, hereby expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) against any such Person) based on, arising out of, relating to or in connection this Agreement (or the negotiation, execution, performance or subject matter of this Agreement) or the Transactions (including for any alleged nondisclosure or misrepresentations made by any such Person). Each Party acknowledges and agrees that it has conducted to its satisfaction its own independent investigation of the Transactions and, in making its determination to enter into this Agreement and proceed with the Transactions, has relied solely on the Express Representations, and except for such Express Representations, it has not relied on, or been induced by, any representation, warranty or other statement of or by any other Party (or the Affiliates or other Representatives of any Party) or any other Person, including any Projection, in determining to enter into this Agreement and proceed with the Transactions.

Section 8.2 Expenses. Except as otherwise provided in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the Party incurring or required to incur such expenses, except that (a) the HSR Act filing fees, (b) the costs and expenses incurred in connection with the printing, filing and mailing of the Form S-4 and Joint Proxy Statement (including applicable SEC filing fees or registration fees) and (c) any filing fees in connection with the applications to the Applicable PSCs in connection with the Transactions shall be borne equally by Parent and the Company.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute but one and the same agreement. An executed copy of this Agreement delivered by email, facsimile or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to principles of conflict of laws; provided that, notwithstanding the foregoing, the Merger and matters related to the fiduciary obligations of the Company Board shall be governed by, and construed and enforced in accordance with, the Laws of the Commonwealth of Pennsylvania.

Section 8.5 Jurisdiction; Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction, any federal or state court in the State of Delaware, to whose jurisdiction and venue the Parties unconditionally consent and submit). The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, if such court does not have subject matter jurisdiction, any federal or state court in the State of Delaware, to whose jurisdiction and venue the Parties unconditionally consent and submit). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid court and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid court. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Laws, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to any other Party shall be in writing and shall be given and shall be deemed to have been given (a) when personally delivered or one (1) day after deposit with a nationally recognized overnight courier service for delivery on an overnight basis or (b) when sent in the form of an email (provided that there is no automated return email indicating the email address is no longer valid or active or the recipient thereof is unavailable) between 9:00 a.m. and 5:00 p.m. (New York time) on any Business Day (and, when sent outside of such hours, at 9:00 a.m. (New York time) on the next Business Day) (provided, however, that delivery of email notice pursuant to Section 5.4(d) and Section 5.5(d) shall be deemed to have been given at the time sent, regardless of the time or day of delivery), and shall be directed to the address or email address set forth below (or at such other address, facsimile number or email address as such Party shall designate by like notice).

To Parent or Merger Sub:

American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102

Attention: Stacy Mitchell, General Counsel

Email: stacy.mitchell@amwater.com

with copies to:

American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102

Attention: Jordan Mersky

Email: jordan.mersky@amwater.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

Attention: Pankaj Sinha; Emily Prezioso Walsh

Email: psinha@skadden.com; emily.walsh@skadden.com

To the Company:

Essential Utilities, Inc.

762 West Lancaster Avenue

Bryn Mawr, PA 19010

Attention: Christopher Luning

Email: CPLuning@essential.co

with copies to:

Gibson, Dunn & Crutcher LLP

1700 M Street N.W.

Washington, DC 20036

Attention: George Stamas; Alexander Fine; Evan D’Amico

Email: gstamas@gibsondunn.com; afine@gibsondunn.com;

edamico@gibsondunn.com

Section 8.8 Disclosure Schedules. The Parties acknowledge and agree that (a) any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such Party that are contained in this Agreement (regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either the Company Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent and (b) the fact that any item of information is disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement, and such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “material adverse effect” or other similar terms in this Agreement.

Section 8.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

Section 8.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 5.11, is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE IX

DEFINITIONS AND INTERPRETATION

Section 9.1 Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified in this Section 9.1:

“2016 Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of November 3, 2016 (as amended, restated or otherwise modified from time to time), by and among the Company (f/k/a Aqua America, Inc.) and the note purchasers thereto, with respect to $35,000,000 3.01% Senior Notes, Series A, due November 3, 2031, $30,000,000 3.19% Senior Notes, Series B, due November 3, 2034, $25,000,000 3.25% Senior Notes, Series C, due November 3, 2035, $10,000,000 3.41% Senior Notes, Series D, due November 3, 2038 and $25,000,000 3.57% Senior Notes, Series E, due November 3, 2041.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Parent or the Company, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise conflicting with the obligations of any Party under this Agreement and shall permit the disclosures contemplated by Section 5.4 or Section 5.5, as applicable.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ability to elect the members of the board of directors or other governing body of a Person, and the terms “controlled” and “controlling” have correlative meanings.

“Anti-Corruption Laws” means any Laws concerning or relating to bribery or corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and all national and international Laws enacted to implement the Organisation for Economic Co-operation and Development’s Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable PSCs” means collectively the state public utility commissions set forth in Section 9.1 of the Company Disclosure Schedule and Section 9.1 of the Parent Disclosure Schedule.

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Change” means any fact, circumstance, effect, change, condition, occurrence, event or development.

“Claim” means any demand, claim, action, suit, proceeding, investigation, complaint or indictment (whether at law or in equity, civil, criminal, administrative or investigative) or any other arbitration, mediation or similar proceeding, in each case, by or before any Governmental Entity.

“Company 401(k) Plan” means the Essential Utilities, Inc. 401(k) Plan, as amended.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock purchase, stock option or other equity or equity-based compensation arrangement or plan, incentive compensation, deferred compensation, retirement or supplemental retirement, severance plan or policy, termination pay, employment, consulting, change-in-control, retention, transaction bonus, profit sharing, pension, retirement, vacation, cafeteria, dependent care, medical care, death and disability benefit, flexible benefits, supplemental unemployment benefit, employee assistance program, education or tuition assistance program, and each insurance and other fringe or employee benefit plan, program or arrangement, in each case, (a) that is sponsored, maintained, entered into, contributed to or required to be contributed to by the Company or any Company Subsidiary or any of their ERISA Affiliates, (b) for the benefit of current or former employees, directors, individual consultants or other individual service providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or (c) with respect to which the Company, any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), other than any plan to which the Company or any Company Subsidiary (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Company DRIP” means the Company’s Dividend Reinvestment and Direct Stock Purchase Plan.

“Company ESPP” means the Aqua America, Inc. 2012 Employee Stock Purchase Program.

“Company Material Adverse Effect” means any Change that has, individually or in the aggregate with all other Changes, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or on the ability of the Company to consummate the Transactions, but shall not be deemed to include any Change resulting from or arising out of: (a)(i) Changes generally affecting the economy, legislative or political conditions; (ii) Changes generally affecting any financial, securities, commodities or other capital markets; or (iii) Changes in prevailing interest rates, in each case of the foregoing clauses (i), (ii) and (iii), whether in the U.S. or elsewhere in the world, (b) Changes generally affecting the industry or industries in which the Company or the Company Subsidiaries operate, (c) the execution and delivery of this Agreement or the public announcement, pendency or performance of the Merger or any of the other Transactions, including (x) any action taken by the Company or any Company Subsidiary that is expressly required pursuant to this Agreement, or the failure to take any action specifically prohibited by this Agreement (in each case, excluding any such actions required to be taken or not taken pursuant to Section 5.1) or (y) any adverse change in customer, supplier, employee, regulatory, partner or similar relationships resulting therefrom, (d) any taking of any action at the written request or with the written consent of Parent or Merger Sub, (e) any Claim brought or threatened by shareholders of the Company or stockholders of Parent asserting allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (f) any change or proposed change after the date hereof in applicable Law, (g) any change or proposed change after the date hereof in GAAP or accounting standards or interpretations thereof, (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, any civil unrest, or any escalation or worsening of any of the foregoing, (i) any public health emergency (including any epidemic or pandemic), (j) any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development, (k) any reduction in the credit rating or outlook of the Company or any of the Company Subsidiaries (other than a change to a rating, or an outlook contemplating a change to a rating, below investment grade) (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect), (l) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has or will be, a Company Material Adverse Effect), (m) any change in and of itself in the market price or trading volume of shares of Company Common Stock on the NYSE (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Company Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Company Material Adverse Effect), or (n) any Change arising from any requirements imposed by or commitment offered to any

Governmental Entities as a condition to obtaining the HSR Clearance, the Company Regulatory Approvals or the Parent Regulatory Approvals; provided, however, that any Change described in each of clauses (a), (b), (f), (g), (h), (i) or (j) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such Change has had or would reasonably be expected to have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate (in which case, only the incremental disproportionate effect of such Change may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such Change is not otherwise excluded from being taken into account under this definition).

“Company Performance Share Award” means each restricted stock unit awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to one or more performance-based vesting conditions.

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company Restricted Share” means each share of Company Common Stock awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time that is subject to one or more vesting conditions.

“Company RSU Award” means each restricted stock unit awarded under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to solely time-based vesting conditions.

“Company Stock Option” means each stock option awarded under the Company Stock Plan that is outstanding immediately prior to the Effective Time.

“Company Stock Plan” means the Aqua America, Inc. Amended & Restated Omnibus Equity Compensation Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Termination Fee” means $370,000,000.

“Contract” means any written or oral agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

“Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

“Environmental Law” means any Law issued or entered by or with any Governmental Entity relating to (a) the protection of the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (b) any release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release, (c) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials or (d) the presence of Hazardous Materials in any building, physical structure, product or fixture.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“FCC” means the U.S. Federal Communications Commission.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over any energy-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), hazardous or toxic substance, petroleum, asbestos or asbestos-containing material, per- and poly-fluoroalkyl substances, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any other substance, material or agent regulated under Environmental Law due to its deleterious substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person and (e) all guarantees or other assumptions of liability for any of the foregoing.

“Information Privacy Requirements” means (a) with respect to the Company and the Company Subsidiaries, collectively, all of the following to the extent applicable to the Company and the Company Subsidiaries: (i) applicable privacy Laws and (ii) the Company’s and the Company Subsidiaries’ written notices, policies and procedures related to privacy, security or the Processing of Personal Data and (b) with respect to Parent and the Parent Subsidiaries, collectively, all of the following to the extent applicable to Parent and the Parent Subsidiaries: (i) applicable privacy Laws and (ii) Parent’s and the Parent Subsidiaries’ written notices, policies and procedures related to privacy, security or the Processing of Personal Data.

“Intellectual Property Rights” means all intellectual property rights in any jurisdiction, including all (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith, (c) all copyrights (whether or not published), and all applications and registrations in connection therewith, (d) mask works and industrial designs, and all applications and registrations in connection therewith and (e) trade secrets and other intellectual property rights in confidential and proprietary information (including intellectual property rights, if any, in inventions, research and development information, know how, formulas, compositions, technical data, designs, drawings, financial, marketing and business data, customer and supplier lists, algorithms, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data).

“Joint Venture” means, as to any Person, any other Person or other entity which is not a Subsidiary of such Person and in which (a) such Person, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies) or (b) such Person is a general partner.

“Judgment” means a judgment, order, decree, ruling, writ, assessment or arbitration award of a Governmental Entity.

“Knowledge” means (a) with respect to the Company, the actual knowledge of the individuals listed in Section 1.1 of the Company Disclosure Schedule and (b) with respect to Parent, the actual knowledge of the individuals listed in Section 1.1 of the Parent Disclosure Schedule, in the case of each of clause (a) and (b), after making reasonable inquiry of such individual’s direct reports having primary responsibility for such matter.

“Law” means any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law or the interpretation thereof.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock purchase, stock option or other equity or equity-based compensation arrangement or plan, incentive compensation, deferred compensation, retirement or supplemental retirement, severance plan or policy, termination pay, employment, consulting, change-in-control, retention, transaction bonus, profit sharing, pension, retirement, vacation, cafeteria, dependent care, medical care, death and disability benefit, flexible benefits, supplemental unemployment benefit, employee assistance program, education or tuition assistance program, and each insurance and other fringe or employee benefit plan, program or arrangement, in each case, (a) that is sponsored, maintained, entered into, contributed to or required to be contributed to by Parent or any Parent Subsidiary or any of their ERISA Affiliates, (b) for the benefit of current or former employees, directors, individual consultants or other individual service providers (or any dependent or beneficiary thereof) of Parent or any Parent Subsidiary or any of their ERISA Affiliates or (c) with respect to which Parent or any Parent Subsidiary has or may have any obligation or liability (whether actual or contingent), other than any plan to which Parent or any Parent Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Parent DRIP” means Parent’s Dividend Reinvestment and Direct Stock Purchase Plan.

“Parent ESPP” means the Second Amended and Restated American Water Works Company, Inc. and its Designated Subsidiaries 2017 Nonqualified Employee Stock Purchase Plan, adopted on July 27, 2018, effective as of February 5, 2019.

“Parent Material Adverse Effect” means any Change that has, individually or in the aggregate with all other Changes, a material adverse effect on the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of Parent and the Parent Subsidiaries, taken as a whole, or on the ability of Parent to consummate the Transactions, but shall not be deemed to include any Change resulting from or arising out of: (a)(i) Changes generally affecting the economy, legislative or political conditions; (ii) Changes generally affecting any financial, securities, commodities or other capital markets; or (iii) Changes in prevailing interest rates, in each case of the foregoing clauses (i), (ii) and (iii), whether in the U.S. or elsewhere in the world, (b) Changes generally affecting the industry or industries in which Parent or the Parent Subsidiaries operate, (c) the execution and delivery of this Agreement or the public announcement, pendency or performance of the Merger or any of the other Transactions, including (x) any action taken by Parent or any Parent Subsidiary that is expressly required pursuant to this Agreement, or the failure to take any action specifically prohibited by this Agreement (in each case, excluding any such actions required to be taken or not taken pursuant to Section 5.2) or (y) any adverse change in customer, supplier, employee, regulatory, partner or similar relationships resulting therefrom, (d) any taking of any action at the written request or with the written consent of the Company, (e) any Claim brought or threatened by shareholders of the Company or stockholders of Parent asserting allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (f) any change or proposed change after the date hereof in applicable Law, (g) any change or proposed change after the date hereof in GAAP or accounting standards or interpretations thereof, (h) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, any civil unrest, or any escalation or worsening of any of the foregoing, (i) any public health emergency (including any epidemic or pandemic), (j) any hurricane, snow storm or blizzard, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development, (k) any reduction in the credit rating or outlook of Parent or any of the Parent Subsidiaries (other than a change to a rating, or an outlook contemplating a change to a rating, below investment grade) (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect), (l) any failure in and of itself by Parent or any Parent Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taken into account in determining whether there has or will be, a Parent Material Adverse Effect), (m) any change in and of itself in the market price or trading volume of shares of Parent Common Stock on the NYSE (it being understood that the facts or occurrences giving rise to or contributing to such change may, if not otherwise excluded from being, or being taken into account in determining whether, a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, be deemed to constitute, or be taking into account in determining whether there has or will be, a Parent Material Adverse Effect), or (n) any Change arising from any requirements imposed by or commitment offered to any Governmental Entities as a condition to obtaining the HSR Clearance, the Company Regulatory Approvals or the Parent Regulatory Approvals; provided, however, that any Change described in each of clauses (a), (b), (f), (g), (h), (i) or (j) above may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent such Change has had or would reasonably be expected to have a disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and the Parent Subsidiaries operate (in which case, only the incremental disproportionate effect of such Change may be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect, to the extent such Change is not otherwise excluded from being taken into account under this definition).

“Parent Performance Share Award” means each restricted stock unit awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to one or more performance-based vesting conditions.

“Parent Restricted Share” means each share of Parent Common Stock awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time that is subject to one or more vesting conditions.

“Parent RSU Award” means each restricted stock unit awarded under a Parent Stock Plan that is outstanding as of immediately prior to the Effective Time and is subject to solely time-based vesting conditions.

“Parent Stock Plan” means each of Parent’s 2017 Omnibus Equity Compensation Plan and Parent’s 2007 Omnibus Equity Compensation Plan.

“Parent Subsidiary” means any Subsidiary of Parent.

“Parent Termination Fee” means $835,000,000.

“Permits” means any Consents, franchises, grants, easements, variances, exceptions, certificates, clearances, permissions, qualifications and registrations and orders of any Governmental Entity.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Entity.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person and (b) any data or information defined as “public data,” “personal information,” “personally identifiable information,” or similar phrases under any applicable Law relating to data protection, data transfer, data processing, data breach notification.

“Prime Rate” means, as of any determination date, the rate per annum published in The Wall Street Journal as the prime lending rate prevailing as of such date.

“Process,” “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Data, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, or is considered “processing” by any applicable Information Privacy Requirements.

“Regulatory Law” means any Antitrust Law and the rules and regulations of the Applicable PSCs.

“Representatives” means with respect to a Person, such Person’s Affiliates and any of such Person’s and such Person’s Affiliates’ respective officers, directors, principals, partners, managers, employees, consultants, service providers, attorneys, accountants, agents, financial advisors, or other authorized representatives.

“Sanctioned Jurisdiction” means any country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region, the so-called Luhansk People’s Republic, the so-called Donetsk People’s Republic regions of Ukraine and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person appearing on any Sanctions-related list (including export-control-related lists of restricted parties), (b) any Person located, organized, or resident in a Sanctioned Jurisdiction or (c) any Person directly or indirectly owned fifty percent (50%) or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the government of Canada, Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Specified Debt Agreement” means the agreement set forth in Section 5.23 of the Company Disclosure Schedule.

“Specified Debt Amendment” means an amendment, waiver or other modification to the Specified Debt Agreement, in form and substance reasonably satisfactory to Parent, the purpose of which is to waive a “Change in Control” (as defined in the Specified Debt Agreement) or similar event that would occur as a result of the consummation of the Transactions.

“Subsidiary” means, with respect to a Person, any other Person (a) of which fifty percent (50%) or more of the outstanding capital stock, voting securities, limited liability company or membership interests, partnership interests or other voting equity interests are owned, directly or indirectly, by such first Person, (b) of which such first Person is entitled to elect, directly or indirectly, at least a majority of the board of directors or other persons performing similar functions or (c) if such other Person is a limited partnership or limited liability company, of which such first Person or one of its Subsidiaries is a general partner or managing member of has the power to direct the policies, management or affairs of such other Person.

“Tax Return” means any return (including any information return), report, declaration, estimate, claim for refund, statement, notice, notification, form, election, certificate, or other document, information, or similar filing (including any elections, notifications, declarations, schedules or attachments thereto, and any amendment thereof) required to be filed or submitted to any Governmental Entity with respect to Taxes.

“Taxes” means any and all U.S. federal, state, local, non-U.S. or other taxes, fees, levies, duties, imposts, obligations and other charges or assessments of the same or similar nature (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed, imposable, collected or collectable by any Governmental Entity, including any income, franchise, windfall or other profits, net worth, gross receipts, occupation, real or personal property, transfer, sales, use, goods and services, license, stamp, fuel, production, capital stock, payroll, employment, unemployment, social security, workers’ compensation, unemployment compensation, disability, welfare, alternative or add-on minimum, severance, gift, estate, recording, premium, registration, environmental, excise, withholding, ad valorem, value added or estimated tax, whether disputed or not.

“Willful Breach” means a material breach of a covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching Party with knowledge that the taking of such act or failure to act would, or would reasonably be expected to, cause or constitute a material breach of such covenant or agreement.

Section 9.2 Index of Other Defined Terms

. Each of the following capitalized terms has the respective meaning specified on the page set forth opposite such term below:

Defined Term	Page
2016 Note Purchase Agreement	95
Acceptable Confidentiality Agreement	95
Adjusted Option	9
Adjusted Restricted Shares	10
Adjusted RSU Award	10
Affiliate	95
Agreement	1
Anti-Corruption Laws	95
Antitrust Laws	96
Applicable PSCs	96
Bankruptcy and Equity Exceptions	15
Burdensome Effect	77
Business Day	96
Canceled Shares	4
Capitalization Date	13
Change	96
Claim	96
Closing	2
Closing Date	2
Code	1
Common Shares Trust	5
Company	1
Company 401(k) Plan	96
Company Adverse Recommendation Change	63
Company Benefit Plan	96
Company Board	1
Company Board Recommendation	15
Company Charter	12
Company Common Stock	4
Company Competing Agreement	63
Company Competing Proposal	64
Company Disclosure Schedule	12
Company DRIP	96
Company Employees	24
Company Equity Awards	14
Company Equity Securities	14
Company ESPP	96
Company Financial Statements	17
Company Insurance Policies	26
Company Leased Real Property	29
Company Material Adverse Effect	97

Defined Term	Page
Company Material Contract	31
Company Organizational Documents	13
Company Owned Real Property	29
Company Performance Share Award	98
Company Permitted Lien	16
Company Personnel	98
Company Preferred Stock	13
Company Real Property Leases	29
Company Recommendation Change Notice	63
Company Regulatory Approvals	15
Company Restricted Share	98
Company RSU Award	98
Company SEC Documents	16
Company Shareholder Approval	26
Company Shareholder Meeting	1
Company Stock Option	98
Company Stock Plan	98
Company Subsidiary	98
Company Superior Proposal	65
Company Termination Fee	98
Company Third Party	64
Company Water Rights	28
Confidentiality Agreement	61
Consent	15
Continuing Employee	73
Contract	98
Effective Time	2
End Date	86
Environment	98
Environmental Law	98
ERISA	99
ERISA Affiliate	99
Excess Shares	5
Exchange Act	99
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	4
Excluded Benefits	73
Express Representations	90
FCC	99
Filing	15

Final Order	85
First Extended End Date	86
Form S-4	69
GAAP	99
Governmental Entity	99
Hazardous Materials	99
HSR Act	99
HSR Clearance	85
Indebtedness	99
Indemnified Party	78
Information Privacy Requirements	99
Integration Planning Committee	80
Intended Tax Treatment	80
Interim Period	52
Joint Proxy Statement	69
Joint Venture	100
Judgment	100
Knowledge	100
Law	100
Legal Restraint	84
Liens	13
Merger	1
Merger Consideration	4
Merger Sub	1
New Plans	73
NYSE	5
Old Plans	74
Organizational Documents	100
Parent	1
Parent Adverse Recommendation Change	67
Parent Benefit Plan	100
Parent Board	1
Parent Board Recommendation	35
Parent CEO	4
Parent Charter	33
Parent Common Stock	4
Parent Common Stock Issuance	35
Parent Competing Agreement	67
Parent Competing Proposal	68
Parent Disclosure Schedule	32
Parent DRIP	101
Parent Employees	43
Parent Equity Awards	34
Parent Equity Securities	34
Parent ESPP	101
Parent Financial Statements	37

Parent Insurance Policies	46
Parent Leased Real Property	49
Parent Material Adverse Effect	101
Parent Material Contract	51
Parent Organizational Documents	33
Parent Owned Real Property	48
Parent Performance Share Award	102
Parent Permitted Lien	36
Parent Preferred Stock	33
Parent Real Property Leases	49
Parent Recommendation Change Notice	67
Parent Regulatory Approvals	35
Parent Restricted Share	102
Parent RSU Award	102
Parent SEC Documents	36
Parent Stock Plan	102
Parent Stockholder Approval	46
Parent Stockholder Meeting	35
Parent Subsidiary	102
Parent Superior Proposal	69
Parent Termination Fee	102
Parent Third Party	68
Parent Water Rights	47
Parties	1
PBCL	2
Pennsylvania DOS	2
Pennsylvania Entity Laws	2
Permits	103
Person	103
Personal Data	103
PETL	2
Prime Rate	103
Process	103
Processed	103
Processing	103
Projections	90
Regulated Company Subsidiaries	27
Regulated Parent Subsidiaries	46
Regulatory Law	103
Representatives	103
Sanctioned Jurisdiction	103
Sanctioned Person	103
Sanctions	103
Sarbanes-Oxley Act	104
SEC	104
Second Extended End Date	86

Securities Act	104
Specified Debt Agreement	104
Specified Debt Amendment	104
Statement of Merger	2
Subsidiary	104
Surviving Corporation	2
Takeover Law	27

Tax Return	104
Taxes	104
Transaction Litigation	82
Transactions	1
Union	23
WARN Act	24
Willful Breach	104

Section 9.3 Other Definitional and Interpretative Provisions. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall have the inclusive meaning represented by the phrase “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor laws and any rules or regulations promulgated thereunder, and references to all attachments thereto and instruments incorporated therein. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. References to any Person include the successors and permitted assigns of that Person. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. Any reference in this Agreement to “U.S.” means the United States of America. All documents or other materials that were uploaded to the Intralinks virtual data room titled “Project Summit” and the Firmex virtual data room titled “Project Summit – Epsilon’s VDR” as of 11:59 p.m. on the date that is two (2) Business Days immediately preceding the date hereof shall be deemed to have been “made available” to the Company and Parent, respectively, as for all purposes of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ JOHN C. GRIFFITH
Name: John C. Griffith
Title: President and Chief Executive Officer

ALPHA MERGER SUB, INC.

By:	/s/ JOHN C. GRIFFITH
Name: John C. Griffith
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

ESSENTIAL UTILITIES, INC.

By:	/s/ CHRISTOPHER H. FRANKLIN
Name: Christopher H. Franklin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Articles of Incorporation of the Surviving Corporation

Exhibit A

COMMONWEALTH OF PENNSYLVANIA

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ESSENTIAL UTILITIES, INC.

Dated as of [___]

The Amended and Restated Articles of Incorporation of Essential Utilities, Inc. (the “Corporation”) are hereby amended and restated in their entirety to read as follows:

1. Name. The name of the Corporation is Essential Utilities, Inc.

2. Registered Office. The location and address of the registered office of the Corporation in this Commonwealth is 762 West Lancaster Avenue, Bryn Mawr, Montgomery County, Pennsylvania 19010.

3. Statute. The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1933, as amended (the “BCL”).

4. Capital Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is One Thousand (1,000) shares each with a par value of One Cent ($0.01).

5. Term. The term for which the Corporation is to exist is perpetual.

6. Authority of Board of Directors. The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any class or any series of any class that may be desired.

7. Cumulative Voting Rights. Shareholders of the Corporation shall not have the right to cumulate their votes for the election of Directors of the Corporation.

8. Bylaws. All conditions, qualifications, requirements, privileges and regulations regarding the Board of Directors and the shareholders, including voting rights, shall be fixed and governed by the Bylaws of the Corporation.

9. Personal Liability of Directors and Officers. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as now in effect or as hereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The provisions of this Article shall be deemed to be a contract with each director of the Corporation who serves as such at any time while this Article is in effect and each such director shall be deemed to be so serving in reliance on the provisions of this Article. Any amendment or repeal of this Article or adoption of any Bylaw or provision of the Articles of the Corporation which has the effect of increasing director liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director prior thereto.

10. Indemnification of, and Advancement of Expenses.

(a) Except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liabilities paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved in any manner, as a party, witness or otherwise, or is threatened to be made so involved, by reason of such person being or having been a director or officer of the Corporation or of a subsidiary of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another company, partnership, joint venture, trust, employee benefit plan or other entity (such claim, action, suit or proceeding hereinafter being referred to as an “Action”) to the fullest extent permitted under the BCL. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article is in effect. Any repeal or amendment of this Article shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to another such entity at the request of the Corporation to the extent the Board of Directors at any time denominates any of such persons as entitled to the benefits of this Article. Without limiting the generality of the foregoing, to the extent permitted by then applicable law, the grant of mandatory indemnification pursuant to this Article shall extend to proceedings involving the negligence of such person. As used in this Article, “indemnitee” shall include each director and officer of the Corporation and each other person denominated by the Board of Directors as entitled to the benefits of this Article, “expenses” shall mean all expenses actually and reasonably incurred, including fees and expenses of counsel selected by an indemnitee, and “liabilities” shall mean amounts of judgments, excise taxes, fines, penalties and amounts paid in settlement.

(b) Right to Advancement of Expenses. Every indemnitee shall be entitled as of right to have his or her expenses in investigating or defending any Action paid in advance by the Corporation prior to final disposition of such Action, provided that the Corporation receives a written undertaking by or on behalf of the indemnitee to repay the amount advanced if it should ultimately be determined that the indemnitee is not entitled to be indemnified for such expenses.

(c) Additional Rights. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the BCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or shareholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of shareholders or directors, agreement, or otherwise.

IN TESTIMONY WHEREOF, the undersigned, being the sole shareholder of the Corporation, has signed these Amended and Restated Articles of Incorporation as of the date first written above.

AMERICAN WATER WORKS COMPANY, INC., as Sole Shareholder

By:
Name:
Title:

Exhibit B

Form of Bylaws of the Surviving Corporation

Exhibit B

AMENDED AND RESTATED BYLAWS

OF

ESSENTIAL UTILITIES, INC.

Dated as of [___]

(A Pennsylvania Business Corporation)

The Amended and Restated Bylaws of Essential Utilities, Inc. (the “Corporation”) are hereby amended and restated in their entirety to read as follows:

ARTICLE 1

OFFICES

Section 1.01 Registered Office. The registered office of the Corporation in the Commonwealth of Pennsylvania shall be located at 762 West Lancaster Avenue, Bryn Mawr, Montgomery County, Pennsylvania 19010 until otherwise established by an amendment of the Articles of Incorporation or by the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), and a statement of such change is filed with the Department of State of the Commonwealth of Pennsylvania in the manner provided by law.

Section 1.02 Offices. The principal office of the Corporation and any other offices of the Corporation shall be located at such places, within and without the Commonwealth of Pennsylvania, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE 2

MEETINGS OF SHAREHOLDERS

Section 2.01 Place of Meeting. Meetings of shareholders of Corporation shall be held at such place, within the Commonwealth of Pennsylvania or elsewhere, as may be fixed from time to time by the Board of Directors; provided, however, if a meeting is held by means of the Internet or other electronic communications technology in a fashion pursuant to which shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders and pose questions to the directors, the meeting need not be held at a particular geographic location.

Section 2.02 Annual Meeting. There shall be an annual meeting of shareholders that shall be held at such time and place as the Board may determine, at which the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

Section 2.03 Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, any member of the Board or the President. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto.

Section 2.04 Notice of Meetings. Except as provided in Section 1707 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), written notice of every meeting of shareholders shall be given in any manner permitted by law or at the direction of the Secretary or such other person as is authorized by the Board of Directors to each shareholder of record entitled to receipt thereof, at least one day prior to the day named for the meeting, unless a greater period of notice is required by law in a particular case.

Section 2.05 Organization. At every meeting of the shareholders, the Chair of the Board, or in his or her absence, the President, or in their absence, a person chosen by the shareholders, shall act as chair of the meeting; and the Secretary, or in his or her absence, a person appointed by the chair of the meeting, shall act as secretary of the meeting.

Section 2.06 Quorum. Shareholders may take action on a matter at a meeting only if a quorum exists with respect to that matter. Except as otherwise provided by law, a majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Once a share is represented for any purpose at a meeting (other than solely to object to the holding of the meeting), it is deemed present for quorum purposes for the remainder of the meeting and the shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient shareholders to leave less than a quorum. The holders of a majority of the outstanding shares represented at a meeting, whether or not a quorum is present, may adjourn the meeting from time to time.

Section 2.07 Voting. Except as otherwise provided herein or in the Articles of Incorporation of the Corporation, every shareholder shall have the right at every meeting of shareholders to one vote for every share standing in the name of such shareholder on the books of the Corporation which is entitled to vote at such meeting. Except as otherwise specified herein or in the Articles of Incorporation or provided by law, whenever any corporate action is to be taken by vote of shareholders, it shall be authorized by a majority of the votes cast, in person or by proxy, at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon.

Section 2.08 Consent in Lieu of Meetings. Any action required to be taken or which may be taken at any meeting of shareholders, whether annual or special, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote were present and voted. Prompt notice of the taking of corporate action by less than unanimous written consent shall be given to those shareholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting. The action must be evidenced by one or more written consents, describing the action taken, signed and dated by the shareholders entitled to take action without a meeting, and delivered to the Corporation at its registered office or to the officer having charge of the Corporation’s minute book.

Section 2.09 Record Date. The Board of Directors may fix any time whatsoever prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or will go into effect, or for any other purpose, as a record date for the determination of the shareholders entitled to notice of, or to vote at any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, except that in the case of a meeting of shareholders (other than an adjourned meeting) such record date may not be more than 90 days prior to the date of the meeting of shareholders.

ARTICLE 3

DIRECTORS

Section 3.01 Management by Board of Directors. The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 3.02 Number. The Board of Directors of the Corporation shall consist of one or more members, as shall be designated from time to time by resolution of the Board of Directors. The directors of the Corporation shall be elected at each annual meeting of the shareholders to hold office until the next year’s annual meeting of the shareholders. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Section 3.03 Removal; Resignations. Any or all of the directors may be removed by the affirmative vote of holders of not less than a majority of the Common Stock then issued and outstanding and voting as a single class, and any of the directors may be removed by action of the Board of Directors. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.04 Regular Meetings. Regular meetings of the Board of Directors shall be held on such day and at such hour as the Board shall from time to time designate. Notice of regular meetings of the Board of Directors need not be given.

Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by the Chair of the Board, by the President or by two or more of the directors, and shall be held at such time and place as shall be designated in the call for the meeting. Notice of each special meeting shall be given by or at the direction of the person or persons authorized to call such meeting to each director at least one day prior to the day named for the meeting.

Section 3.06 Quorum. A majority of the total number of directors shall constitute a quorum for transaction of business. The act of a majority of directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as provided by law, the Articles of Incorporation, or these Bylaws.

Section 3.07 Consent in Lieu of Meetings. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, such writing or writings to be filed with the minutes or proceedings of the Board or committee.

Section 3.08 Organization. Every meeting of the Board of Directors shall be presided over by the Chair of the Board, if present, and, if not, the President, or in the absence of the Chair of the Board and the President, a chair of the meeting chosen by a majority of the directors present. The Secretary, or in his or her absence, a person appointed by the chair of the meeting, shall act as secretary of the meeting.

Section 3.09 Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of two or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and exercise the authority of the Board of Directors in the management of the business and affairs of the Corporation. Vacancies in the membership of any committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. Each Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

Section 3.10 Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring on the Board of Directors for any reason may be filled by vote the Board of Directors or by the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his or her successor has been elected and qualified, and any director elected by the shareholders to fill a vacancy shall hold office for the unexpired term of his or her predecessor unless, in either case, he or she shall sooner die, resign or be removed.

ARTICLE 4

OFFICERS

Section 4.01 Number. The officers of the Corporation shall be a President, a Secretary and a Treasurer, and may include one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as the Board of Directors may authorize from time to time.

Section 4.02 Qualifications. The President, Secretary and Treasurer shall be natural persons of full age.

Section 4.03 Election and Term of Office. The officers of the Corporation shall be elected or appointed by the Board of Directors and each shall serve at the pleasure of the Board.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors, the President or the Secretary. The resignation shall be effective upon receipt thereof or at such subsequent time as may be specified in the notice of resignation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.05 Chair of the Board. If there is a Chair of the Board, the Chair of the Board shall preside at the meetings of the Board of Directors and at meetings of shareholders. Such Chair of the Board shall also perform such other duties as may be specified by the Board of Directors from time to time and as do not conflict with the duties of the President.

Section 4.06 The President. Except as otherwise expressly directed by the Board of Directors, the President shall be the chief executive officer and shall have general supervision of all of the departments and business of the Corporation; he or she shall prescribe the duties of the other officers and employees and see to the proper performance thereof. The President shall be responsible for having all orders and resolutions of the Board of Directors carried into effect. As authorized by the Board of Directors, he or she shall execute on behalf of the Corporation and may affix or cause to be affixed a seal to all instruments requiring such execution, except to the extent that signing and execution thereof shall have been expressly delegated to some other officer or agent of the Corporation. The President shall perform such other duties as may be prescribed by the Board of Directors.

Section 4.07 The Vice Presidents. The Vice Presidents shall perform such duties and do such acts as may be prescribed by the Board of Directors or the President. Subject to the provisions of this Section, the Vice Presidents shall perform the duties and have the powers of the President in the event of his or her absence or disability.

Section 4.08 The Secretary. The Secretary shall act under the direction of the President. Unless a designation to the contrary is made at a meeting, the Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. If one is obtained, the Secretary shall keep in safe custody the seal of the Corporation, and, when authorized by the President or the Board of Directors, cause it to be affixed to any instruments requiring it.

Section 4.09 Assistant Secretaries. In the absence or disability of the Secretary or when so directed by the Secretary, any Assistant Secretary may perform all the duties of the Secretary, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary. The Assistant Secretaries shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Secretary.

Section 4.10 The Treasurer. The Treasurer shall be the chief financial officer and shall act under the direction of the President. Subject to the direction of the President, he or she shall have custody or control of the Corporation funds and shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit or cause to be deposited all moneys in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse or cause to be disbursed the funds of the Corporation as may be ordered by the President, taking appropriate vouchers for such disbursements, and shall on request render to the President and the Board of Directors, at its meetings, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 4.11 Assistant Treasurers. In the absence or disability of the Treasurer or when so directed by the Treasurer, any Assistant Treasurer may perform all the duties of the Treasurer, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. The Assistant Treasurers shall perform such other duties as from time to time may be assigned to them respectively by the Board of Directors, the President, or the Treasurer.

ARTICLE 5

PERSONAL LIABILITIES OF DIRECTORS AND INDEMNIFICATION

Section 5.01 Personal Liabilities of Directors. A director of this Corporation shall not be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless: (a) the director has breached or failed to perform the duties of his or her office under Chapter 17, Subchapter B of the BCL; and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This Section shall not limit a director’s liability for monetary damages to the extent prohibited by Section 1713(b) of the BCL.

Section 5.02 Indemnification. The Corporation shall indemnify any person who was or is a party to or witness in, or is threatened to be made a party to or a witness in, any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted self-dealing, willful misconduct or recklessness, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 5.03 Advancement of Expenses. Expenses incurred by an officer or director of the Corporation in connection with participating in a civil or criminal action, suit or proceeding as described in Section 5.02 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation, subject to any limitations prescribed by state or federal law, rule or regulation or interpretations thereof.

Section 5.04 Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Corporation’s Articles of Incorporation, any insurance or other agreement, vote of shareholders or directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 5.05 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of these Bylaws.

Section 5.06 Modification. The duties of the Corporation to indemnify and to advance expenses to a director or officer provided in this Article shall be in the nature of a contract between the Corporation and each such director or officer, and no amendment or repeal of any provision of this Article shall alter, to the detriment of such director or officer, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

Section 5.07 Exception. Notwithstanding anything in this Article 5 to the contrary, the Corporation shall not be obligated to indemnify any person under Section 5.02 or advance expenses under Section 5.03 with respect to an action, suit or proceeding commenced by such person, other than mandatory counterclaims, affirmative defenses or to enforce the right to indemnification under Section 5.02 or advancement of expenses under Section 5.03.

ARTICLE 6

SHARE CERTIFICATES; TRANSFER

Section 6.01 Share Certificates. Shares of stock in the Corporation shall be uncertificated and shall not initially be represented by certificates, except to the extent as may be required by applicable law, as requested by a shareholder or as may otherwise be authorized by the Board of Directors. In the event shares of stock are represented by certificates, such share certificates shall be in the form prescribed by the Board of Directors and shall be signed by the President or a Vice President and by the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation, but such signatures may be facsimiles, engraved or printed. In case any officer who has signed, or whose facsimile signature has been placed upon any share certificate shall have ceased to be such officer because of death, resignation, or otherwise, before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer had not ceased to be such at the date of its issue.

Section 6.02 Transfer of Shares. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, the Corporation shall maintain books in which the ownership and transfer of the Corporation’s shares shall be definitively registered. Transfer of share certificates and the shares represented thereby shall be made only on the books of the Corporation by the owner thereof or by the owner’s attorney thereunto authorized, by a power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender of the share certificates.

Section 6.03 Lost, Destroyed and Mutilated Certificates. The Board of Directors, by standing resolution or by resolutions with respect to particular cases, may authorize the issue of new share certificates in lieu of share certificates lost, destroyed or mutilated, upon such terms and conditions as the Board may direct.

Section 6.04 Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE 7

MISCELLANEOUS

Section 7.01 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 7.02 Corporate Seal. If one is obtained, the corporate seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization, the words “Corporate Seal”, and the name of the State of Incorporation. The seal may be used by any person authorized by the Board of Directors of the Corporation or by these Bylaws by causing the seal or a facsimile thereof to be impressed or affixed, or in any manner reproduced.

Section 7.03 Execution of Documents. Except as otherwise required by law, the Articles of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine.

Section 7.03 Notice. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the United States mail, or by email or other electronic communication, or facsimile, charges prepaid, to his or her address appearing in the books of the Corporation, or supplied by him or her to the Corporation for the purpose of notice. If the notice is sent by mail it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail. If the notice is sent by facsimile, e-mail or other electronic communication, it shall be deemed to have been given when sent at the date and time shown on the written transmission of such communication. If such notice is related to a meeting, the notice shall specify the place, day, and hour of the meeting, and, in the case of a special meeting of shareholders, the purpose of and general nature of the business to be transacted at such special meeting.

Section 7.04 Waiver of Notice. Whenever any written notice is required by law, or by the Articles of Incorporation or by these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be conducted at nor the purpose of the meeting need be specified in the waiver of notice of the meeting. Attendance of a person either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully convened or called.

ARTICLE 8

AMENDMENTS

Section 8.01 Amendments. Except as otherwise provided by the BCL, these Bylaws may be altered, amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock at any regular or special meeting duly convened after notice to the shareholders of that purpose, or by a majority vote of the members of the Board of Directors at any regular or special meeting thereof duly convened after notice to the directors of that purpose.

Exhibit C

Post-Closing Governance Matters

1.

Parent Board Size. Prior to the Effective Time, Parent shall take all necessary action to increase the size of the Parent Board such that, at the Effective Time, the Parent Board shall be composed of fifteen (15) directors.

2.

Parent Board Composition. All ten (10) of the directors on the Parent Board as of immediately prior to the Effective Time (the “Parent Designees”) shall continue as directors as of the Effective Time, subject to their ability and willingness to serve. The Company shall designate five (5) of the directors of the Company who are directors of the Company on the date hereof (the “Company Designees”) and, following reasonable consultation with Parent with respect to the selection of such directors, and subject to compliance by such directors with (i) the Parent Organizational Documents, (ii) Parent’s Corporate Governance Guidelines, (iii) Parent’s typical procedures with respect to new directors (including completion of Parent’s director questionnaire) and (iv) other than with respect to the Executive Vice Chair, the independence requirements of the NYSE listing standards, such individuals shall be added as directors to the Parent Board as of the Effective Time, subject to such individual’s ability and willingness to serve. One (1) of the Company Designees shall be the CEO of the Company as of immediately prior to the Effective Time (the “Company CEO”). If any Company Designee is unable or unwilling to serve as a director of Parent as of the Effective Time, the Company shall designate a replacement, following reasonable consultation with Parent, which replacement shall be deemed a Company Designee for all purposes of the Agreement.

3.

Parent Board Committees. As of the Effective Time, the standing committees of the Parent Board shall consist of Parent’s existing committees. The allocation of the Parent Designees and the Company Designees on the committees of the Parent Board shall be approximately proportional in the aggregate to the representation of the Parent Designees and the Company Designees on the Parent Board.

4.

Parent Board Chair. The chair of the Parent Board as of immediately prior to the Effective Time (the “Parent Board Chair”) shall continue in such position as of the Effective Time. If the individual designated as the Parent Board Chair is unable or unwilling to serve in such position as of the Effective Time, the Parent Board shall designate a replacement from among the Parent Designees.

5.

Executive Vice Chair. For a period of two (2) years after the Effective Time, the Company CEO shall serve as Executive Vice Chair of the Parent (“Executive Vice Chair”). The Executive Vice Chair shall have such roles and responsibilities as described below.

a.	Parent Board Responsibilities

i.	The Executive Vice Chair shall support the Parent Board Chair in leading the Parent Board and maintaining effective governance.

ii.

The Executive Vice Chair shall preside over meetings in the Parent Board Chair’s absence. In the Executive Vice Chair’s absence, such other director as the Parent Board may determine shall preside over meetings.

iii.	The Executive Vice Chair shall serve on the executive committee of the Parent Board, should one be created.

iv.	The Executive Vice Chair may provide input to the Parent Board Chair and the Parent President and CEO (the “Parent CEO”) on the formulation of the Parent Board agenda.

v.	The Executive Vice Chair may advise the Parent CEO as to the quality, quantity and timeliness of the information sent to the Parent Board by management.

vi.	The Executive Vice Chair may assist in proposing to the Nominating/Corporate Governance Committee potential Parent Board candidates and mentoring future Parent Board leaders.

b.	Strategic Oversight

i.	The Executive Vice Chair shall provide input on long-term planning, including infrastructure upgrades, water resource management, mergers and acquisitions and sustainability initiatives.

ii.	The Executive Vice Chair shall assist in monitoring performance metrics such as service reliability, water quality, customer satisfaction, rate strategy and financial health.

c.	Limited Operating Responsibilities

i.	The Executive Vice Chair and the Parent CEO shall work collaboratively to achieve integration of Parent’s and the Company’s board members, management teams and operating units.

ii.	The Executive Vice Chair shall consult with the Parent CEO on regulatory and legislative matters and shall engage with regulators and legislators with approval of the Parent CEO.

iii.	The Executive Vice Chair shall act as executive sponsor and shall oversee the Integration Task Force.

d.	Reporting and Role

i.	The Executive Vice Chair shall report to the Parent Board.

ii.

In general, the Executive Vice Chair primarily would interface with: (i) the Parent Board with respect to matters included in Section 5(a) of this Exhibit C and (ii) the Parent CEO with respect to matters included in Sections 5(b) and 5(c) of this Exhibit C.

iii.

It is intended that the Executive Vice Chair shall continue to serve as a director of the Parent Board after the initial two-year Executive Vice Chair assignment is completed. This is subject to the Parent Board governance and election process.

6.

Integration Task Force. As of the Effective Time, Parent shall establish an Integration Task Force, which shall be comprised of a group of managers with equal representations from both Parties. The Integration Task Force shall evaluate and recommend the “best-in- breed” individuals, other than as described in the Agreement and organizational structures for Parent post-closing. The Integration Task Force shall operate for one (1) year after Closing, at which time it shall be dissolved, and all future decisions on management and organization shall be under the responsibility of the Parent CEO and his management team, with the exception of Named Executive Officers, which would continue to be recommended by the Parent CEO and approved by the Parent Board.

Exhibit D

Post-Closing Executive Officer Matters

Parent shall take all necessary action such that, as of the Effective Time, (i) Colleen Arnold shall hold a senior executive-level position with Parent as President, Regulated Operations, and (ii) Daniel Schuller shall hold a senior executive-level position with Parent as Executive Vice President and Chief Strategy Officer (each individual, an “Officer Designee”), in each case subject to compliance by such Officer Designee with Parent’s typical procedures with respect to new senior executives and subject to such Officer Designee’s ability and willingness to serve.